FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Cosan Limited Quarterly Information (ITR) as at December 31, 2012 and report on review of quarterly information

Cosan Limited Quarterly Information (ITR) as at December 31, 2012 and report on review of quarterly information

kpmg.com.br

Cosan Limited

Quarterly Information - ITR

For the quarter ended December 31, 2012

Contents

Independent auditor’s report on review of quarterly information	3 - 4

Statements of financial position	5

Statements of income	6

Statements of comprehensive income	7

Statements of changes in shareholder’s equity	8 - 9

Statements of cash flows	10 - 11

Notes to quarterly information	12 - 74

Independent auditor’s report on review of quarterly information (Prior period)	75 - 76

Independent auditor’s report on review of quarterly information

The Shareholders, Board of Directors and Officers
Cosan Limited
São Paulo – SP

Introduction

We have reviewed the accompanying consolidated interim accounting information of Cosan Limited, included in the Quarterly Information Form (ITR) for the quarter ended December 31, 2012, comprising the balance sheet as at that date and the statements of income and comprehensive income for the quarter and nine-month period then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Audit and review of prior-year information

The Quarterly Information (ITR) mentioned in the first paragraph includes the accounting information corresponding to the statements of income, changes in equity and cash flows for the quarter ended December 31, 2011, obtained from the quarterly information then ended, and the balance sheet at March 31, 2012, obtained from the financial statements as at March 31, 2012, presented for comparison purposes. The review of the Quarterly Information (ITR) for the quarter ended December 31, 2011 and the audit of the financial statements for the year ended March 31, 2012 were conducted by other independent auditors, who issued unqualified review and audit reports dated February 28, 2013 and May 30, 2012, respectively.

Reissuance of the interim accounting information

We draw attention to Note 2.4 to the interim accounting information, which describes the restatement and reissuance of the accompanying parent company and consolidated interim accounting information of Cosan Limited, included in the Quarterly Information Form (ITR) for the quarter ended December 31, 2012 due to matters described in this note. We issued our original review’s report dated February 6, 2013 on the previously issued interim accounting information. Due to the restatement described in Note 2.4, we provide this new review’s report on the reissued interim accounting information.

São José dos Campos, February 28, 2013

PricewaterhouseCoopers	Valdir Augusto de Assunção
Auditores Independentes	Contador CRC 1SP135319/O-9
CRC 2SP000160/O-5 “F”

Cosan Limited

Statements of financial position
December 31, 2012 and 2011
(In thousands of Brazilian Reais – R$)

	December 31,	March 31,		December 31,	March 31,
Assets	2012	2012	Liabilities	2012	2012

Current			Current
Cash and cash equivalents (Note 4)	2,331,178	1,654,146	Current portion of long-term debt (Note 17)	1,843,084	540,237
Restricted cash (Note 5)	90,923	94,268	Derivatives (Note 25)	14,469	9,611
Accounts receivable (Note 7)	1,857,291	963,587	Accounts payable	1,449,504	606,029
Derivatives (Note 25)	115,090	19,590	Salaries payable	257,127	183,660
Inventory (Note 8)	1,706,626	748,150	Income tax payable (Note 18)	182,177	11,973
Related parties (Note 10)	183,053	678,374	Taxes payable (Note 18)	241,041	229,746
Advances to suppliers	217,368	159,028	Dividends payable	27,234	9,725
Income tax (Note 9)	141,319	107,561	Related parties (Note 10)	140,012	175,488
Recoverable taxes (Note 9)	332,395	217,535	Deferred revenue	40,390	38,040
Other financial assets (Note 6)	-	40,080	Other current liabilities	311,382	269,954
Dividends receivable	-	861
Other credits	96,509	70,400		4,506,420	2,074,463

	7,071,752	4,753,580	Non current
			Long term debts (Note 17)	10,025,146	4,659,152
Non current			Taxes payable (Note 18)	974,135	1,202,624
Accounts receivables (Note 7)	212,949	81,627	Provision for judicial demands (Note 20)	1,133,948	1,051,677
Deferred Income tax and social contribution (Note 19)	405,827	543,024	Related parties (Note 10)	372,366	389,718
Advances to suppliers	41,375	21,865	Pension (Note 26)	324,264	37,312
Related parties (Note 10)	720,550	753,153	Deferred Income tax (Note 19)	3,516,212	2,443,430
Recoverable taxes (Note 9)	127,829	111,856	Deferred revenue	180,016	196,260
Judicial deposits (Note 20)	542,130	509,235	Other non-current liabilities	568,913	631,860
Other financial assets (Note 6)	665,318	790,402
Financial instruments	125,768	-		17,095,000	10,612,033
Other non current asset	424,547	417,107
Equity method investments (Note 12)	190,144	419,029	Equity (Note 21)
Investment property (Note 13)	2,420,685	-	Common Stock	5,328	5,328
Biological assets (Note 14)	950,594	968,023	Capital reserve	3,739,926	3,635,308
Property, plant and equipment (Note 15)	7,016,528	7,866,963	Accumulated earnings	2,124,471	1,936,687
Intangible assets (Note 16)	13,955,115	4,932,255
			Equity attributable to owners of the Company	5,869,725	5,577,323
	27,799,359	17,414,539
			Equity attributable to non-controlling interests	7,399,966	3,904,300

			Total equity	13,269,691	9,481,623

Total Assets	34,871,111	22,168,119	Total liabilities and equity	34,871,111	22,168,119

See accompanying notes to quarterly information.

Cosan Limited

Statements of income
For the quarter and nine-month period ended December 31, 2012 and 2011
(In thousands of Brazilian Reais – R$, except earnings per share)

	(Amended)
	Quarterly ended		Nine-month period ended
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Net sales (Note 22)	8,397,096	6,070,654	21,554,967	17,795,752
Cost of goods sold	(7,339,915)	(5,476,229)	(19,251,523)	(15,918,475)

Gross profit	1,057,181	594,425	2,303,444	1,877,277

Selling	(395,389)	(254,981)	(862,575)	(780,962)
General and administrative	(256,461)	(144,503)	(592,441)	(449,291)
Other, net (Note 24)	139,917	29,543	203,553	54,785
Gain on the de-recognition of subsidiaries to form the JVs	-	-	-	2,853,057

Operations income / (expenses)	(511,933)	(369,941)	(1,251,463)	1,677,589

Income before financial results, equity income of associates and income taxes	545,248	224,484	1,051,981	3,554,866

Equity income of associates (Note 12)	3,192	11	64,964	639
Financial expense (Note 23)	(232,657)	(138,549)	(797,215)	(724,809)
Financial income (Note 23)	105,500	67,598	350,061	269,294

	(123,965)	(70,940)	(382,190)	(454,876)

Income before income tax	421,283	153,544	669,791	3,099,990

Income taxes
Current	(110,532)	10,868	(208,753)	(96,930)
Deferred	(17,556)	(69,514)	120,757	(1,013,227)
	(128,088)	(58,646)	(87,996)	(1,110,157)

Net income for the period from continuing operations	293,195	94,898	581,795	1,989,833
Net income from discontinued operations	137,449	9,436	142,286	57,215
	430,644	104,334	724,081	2,047,048

Net income attributable to non-controlling shareholders	(235,674)	(48,160)	(382,636)	(968,508)
Net income attributable to owners of the company	194,970	56,174	341,445	1,078,540

Earnings per share
Continued operations	R$ 0.72	R$ 0.21	R$ 1.26	R$ 3.98
Discontinued operations	R$ 0.51	R$ 0.03	R$ 0.53	R$ 0.21

See accompanying notes to quarterly information.

Cosan Limited

Statements of comprehensive income
For the quarter and nine-month period ended December 31, 2012 and 2011
(In thousands of Brazilian Reais – R$)

	Quarterly ended		Nine-month period ended
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Net Income for the period	430,644	104,334	724,081	2,047,048
Other comprehensive income (loss)
Cumulative translation adjustment	2,460	3,402	(2,811)	16,502
Net cash flow hedge and derivatives effects	4,176	59,711	66,418	174,364
Investment property Fair Value adjustment	-	-	193,301	-
Other	86	-	382	-
Income tax effects	(1,449)	(20,302)	(25,278)	(59,284)
Other comprehensive income for the period, net of tax	5,273	42,811	232,012	131,582

Total comprehensive income for the period	435,917	147,145	956,093	2,178,630
Attributed to:
Owners of the company	197,927	81,166	480,022	1,163,668
Non-controlling interests	237,990	65,979	476,071	1,014,962

See accompanying notes to quarterly information.

Cosan Limited

Statements of changes in shareholder’s equity
For the quarter and nine-month period ended December 31, 2012 and 2011
(In thousands of Brazilian Reais – R$, except dividends per share)

		Capital reserve
		Additional	Other			Non-
	Common	paid in	components	Retained		controlling	Total
	stock	capital	of equity	earnings	Total	interests	equity

March 31, 2012	5,328	3,841,917	(206,609)	1,936,687	5,577,323	3,904,300	9,481,623

Net income for the period	-	-	-	341,445	341,445	382,636	724,081

Destinations
Cumulative translation adjustment	-	-	(7,896)	-	(7,896)	5,085	(2,811)
Hedge Accounting	-	-	27,311	-	27,311	16,525	43,836
Investment Property	-	-	118,832	-	118,832	71,903	190,735
Adjustments from to impact recorded directly in equity of subsidiary	-	-	157	-	157	95	252
Stock options exercised	-	9,143	-	-	9,143	5,532	14,675
Dividends - non-controlling shareholders	-	(1,295)	-	-	(1,295)	1,295	-
Corporate reorganization - Raízen Group	-	35,618	-	-	35,618	21,552	57,170
Share based compensation	-	6,213	-	-	6,213	3,759	9,972
Acquisition of non-controlling interest	-	(2,859)	-	-	(2,859)	(79,641)	(82,500)
Acquisition of a new business by Raízen Combustíveis	-	-	-	-	-	11,622	11,622
Business combination - Comgás	-	(63,057)	-	-	(63,057)	1,844,139	1,781,082
Acquisition of treasury shares	-	(17,250)	-	-	(17,250)	-	(17,250)
Business combination - Radar	-	(299)	-	-	(299)	1,491,299	1,491,000
Business combination - Logispot non-controlling interest	-	-	-	-	-	(32,872)	(32,872)
Non-controlling interest capital increase – Sabbá	-	-	-	-	-	2,462	2,462
Dividends	-	-	-	(153,661)	(153,661)	(249,725)	(403,386)
December 31, 2012	5,328	3,808,131	(68,205)	2,124,471	5,869,725	7,399,966	13,269,691

See accompanying notes to quarterly information.

Cosan Limited

Statements of changes in shareholder’s equity
For the quarter and nine-month period ended December 31, 2012 and 2011
(In thousands of Brazilian Reais – R$, except dividends per share)

		Capital reserve
		Additional	Other			Non-
	Common	paid in	components	Retained		controlling	Total
	stock	capital	of equity	earnings	Total	interests	equity

March 31, 2011	5,328	3,943,881	(275,663)	887,336	4,560,882	2,767,815	7,328,697

Hedge accounting	-	-	31,092	-	31,092	18,742	49,834
Equity adjustment - deconsolidation of subsidiaries contributed to joint ventures	-	-	40,563	-	40,563	24,683	65,246
Cumulative translation adjustments	-	-	12,620	-	12,620	3,882	16,502
Share-based compensation	-	2,999	-	-	2,999	1,801	4,800
Change in non-controlling interest upon formation of JV	-	-	-	-	-	9,036	9,036
Acquisition of treasury shares	-	(109,394)	-	-	(109,394)	-	(109,394)
Repurchase of subsidiaries' shares from non-controlling shareholders	-	(2,584)	-	-	(2,584)	(45,672)	(48,256)
Net income for the period	-	-	-	1,078,540	1,078,540	968,508	2,047,048
Rumo corporate reorganization	-	(1,989)	-	-	(1,989)	77,780	75,791
Non-controlling interest in subsidiaries	-	(604)	-	-	(604)	5,845	5,241
Supplementary dividends	-	-	-	(141,001)	(141,001)	-	(141,001)
Dividends to non-controlling shareholders	-	-	-	-	-	(5,231)	(5,231)
December 31, 2011	5,328	3,832,309	(191,388)	1,824,875	5,471,124	3,827,189	9,298,313

See accompanying notes to quarterly information.

Cosan Limited

Statements of cash flow
For the quarter and nine-month period ended December 31, 2012 and 2011
(In thousands of Brazilian Reais – R$)

	(Amended)
	Quarterly ended		Nine-month period ended
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Cash flow from operating activities
Income before taxes on income	421,284	153,515	669,791	3,099,990
Adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	455,911	254,066	1,092,627	922,712
Biological asset	21,872	19,989	42,788	37,845
Equity pick-up of investees / associates	(3,192)	19	(64,964)	(639)
Gains on disposals assets	(55,968)	(27,631)	(97,599)	(22,089)
Stock options	3,323	4,800	9,971	4,800
Change in fair value of investment properties	(85,915)	-	(85,915)	-
Provision for contingencies	(1,245)	24,962	33,278	69,428
Indexation charges, interest and exchange gains/losses, net	158,764	135,389	487,000	677,460
Effect of the formation of Joint Ventures	-	-	-	(2,853,057)
Other	36,590	(4,569)	50,009	12,275
	951,424	560,540	2,136,986	1,948,725
Changes in assets and liabilities:
Accounts receivable	(133,295)	(52,501)	(215,820)	(261,444)
Restricted cash	(2,306)	(35,511)	4,893	85,668
Inventory	(126,568)	(29,628)	(662,328)	(643,477)
Recoverable taxes	(8,160)	19,916	(58,239)	(5,012)
Related parties	(69,453)	(109,768)	(63,648)	(1,738,553)
Advances to suppliers	26,530	21,579	47,847	(82,325)
Accounts payable	(72,143)	7,299	93,305	367,794
Salaries payable	(23,974)	(33,111)	(5,011)	81,237
Provision for contingencies	796	25,899	(8,126)	49,504
Financial instruments	1,492	(4,381)	27,165	(145,623)
Tax payable	(105,295)	(38,254)	(251,043)	740,318
Other	118,476	(76,914)	59,577	298,883
Cash generated from operations	557,524	255,165	1,105,558	695,695
Cash flow from investing activities
Acquisitions net of cash acquired	(3,093,898)	(853)	(3,191,383)	(99,903)
Cash contributed - formation of Raízen	-	-	-	(173,116)
Dividends received	191,426	-	191,426	-
Purchases of property, plant and equipment, software and intangible assets	(423,979)	(352,060)	(979,291)	(1,081,156)
Sugar-cane planting and growing costs	(131,487)	(101,228)	(368,955)	(442,012)
Proceeds from sale of property, plant and equipment intangible and investments	427,309	53,832	577,063	96,114
Cash reclassified from discontinued operations	-	39,361	(29,834)	81,648
Cash (used in) investing activities	(3,030,629)	(360,948)	(3,800,974)	(1,618,425)

See accompanying notes to quarterly information.

Cosan Limited

Statements of cash flow
For the quarter and nine-month period ended December 31, 2012 and 2011
(In thousands of Brazilian Reais – R$)

	(Amended)
	Quarterly ended		Nine-month period ended
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Cash flow from financing activities
Loans and financing raised	3,515,463	335,852	4,205,845	2,100,739
Payments of loans and financing	(342,105)	(318,433)	(909,020)	(931,957)
Treasury shares	-	(105,811)	(17,247)	(160,237)
Dividends paid	(335,245)	(4,854)	(569,434)	(233,020)
Stock option exercised	14,675	-	14,675	-
Non-controlling shareholders capital subscribed in jointly controlled entities	52,417	-	648,306	139,925
Cash provided by financing activities	2,905,205	(93,246)	3,373,125	915,450
Increase (decrease) in cash and cash equivalents	432,100	(199,029)	677,709	(7,280)
Cash and cash equivalents at beginning of period	1,898,815	1,482,872	1,654,147	1,271,780
Effects of exchange rate changes on cash and cash equivalent	263	(479)	(678)	18,864
Cash and cash equivalents at end of period	2,331,178	1,283,364	2,331,178	1,283,364
Supplemental cash flow information
Interest paid	91,761	51,931	245,073	203,754
Income taxes paid	80,294	31,018	138,511	129,854

See accompanying notes to quarterly information.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited ("Cosan" or the “Company") was incorporated in Bermuda on April 30, 2007. Its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker CZZ, and on the São Paulo Stock Exchange (“BM&F BOVESPA”) under the ticker CZLT11. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of the Company. Cosan Limited controls Cosan S.A. Indústria e Comércio and its subsidiaries ("Cosan S.A.") in which it holds a 62.30% interest.

The primary activities of Cosan S.A., through its subsidiaries and jointly controlled entities, are in the following business segments: (i) Sugar & Ethanol: the production of sugar and ethanol, as well as the energy cogeneration produced from sugar cane bagasse, through its joint venture, Raízen Energia S.A. ("Raízen Energia"), (ii) Fuel Distribution through its joint venture Raízen Combustíveis S.A. ("Raízen Combustíveis"), (iii) Logistics services including transportation, terminal loading and storage of sugar, through its indirect subsidiary, Rumo Logística Operadora Multimodal S.A. (“Rumo”), (iv) Production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand, (v) Purchase, sale and leasing of agricultural land through its subsidiary, Radar Propriedades Agrícolas S.A. ("Radar"), and (vi) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”).

Main events in the quarter

As at October 24, 2012, the Company signed an Amendment to the Association Agreement and Other Covenants of May 28, 2012, with Camil Alimentos SA ("Camil") whereby it agreed the sale of all of the shares issued by its subsidiary, Docelar Alimentos e Bebidas S.A., for Camil, for a total price of R$ 293,770. Of this total, R$ 88,770 will be received in cash and the remaining R$ 205,000 will be divided into four installments. Docelar is no longer presented as part of the Company's financial information.

On November 5, 2012, the Company completed the acquisition of 60.05% of Companhia de Gás de São Paulo (“COMGÁS”) from BG Group for R$ 3.4 billion, financed by a R$ 3.3 billion loan which is to be paid over eight years, with a two year grace period and accruing interest at 123% of the CDI rate. Accordingly, COMGÁS has been consolidated into the Company’s financial information.

2	Summary of significant accounting policies

a.	Basis of preparation

The consolidated condensed financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), and presented in a manner consistent with the rules and regulations of the Securities and Exchange Commission applicable to the preparation of Quarterly Information (“ITR”).

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

This quarterly information have been prepared following the basis of preparation and the accounting policies, consistent with those adopted in the preparation of the financial statements as at March 31, 2012 and should be read in conjunction with them, in addition to the accounting policies stated below due to business combinations. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The information notes that had no significant changes or irrelevant information compared to March 31, 2012 have not been fully presented in these financial statements.

Investment property

Investment property is property held to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or services or for administrative purposes. Investment property is measured at cost upon initial recognition, and subsequently at its fair value. Changes in fair value are recognized in income as they are generated.

Concession contract

The subsidiary has a public concession contract for gas distribution, where the Granting Authority controls the services to be provided and their price, and holds a significant stake in the infrastructure at the end of the concession period. This concession contract represents the right to charge users for the supply of gas over the contract term. The subsidiary has recognized the concession as an intangible asset.

The construction of the necessary infrastructure for the distribution of gas is considered a service provided to the Granting Authority, and the corresponding revenue is recognized in income at the same amount as the cost. The financing costs directly related to the construction are also capitalized.

The subsidiary does not recognize any margin on the construction of infrastructure, as this margin is, for the most part, linked to outsourced services at values that reflect the fair value.  Additionally, there is no provision in the regulations of the Sanitation and Energy Regulatory Agency of the State of São Paulo (ARSESP)  allows margin on this activity.

Subject to the evaluation of the Granting Authority, the subsidiary has the option to apply for an extension of the distribution services longer than 20 years. Upon termination of the concession, the assets related to the provision of gas distribution service will revert to the Granting Authority, and the Company would be entitled to compensation to be determined based on surveys and assessments noting the carrying amounts to be determined at that time.

The disclosure of financial statements were authorized as at February 27, 2013.

b.	Basis of consolidation

The interim consolidated financial statements include the accounts of Cosan, its subsidiaries and jointly controlled entities. The Subsidiaries and jointly controlled subsidiaries are listed below:

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Percentage
	December 31, 2012	March 31, 2012
Direct interest subsidiary
Cosan S.A. Indústria e Comércio	62.30	62.30
Interest of Cosan S.A. Indústria e Comércio in its subsidiaries and jointly controlled entities
Subsidiaries
Administração de Participações Aguassanta Ltda.	65.00	91.50
Bioinvestments Negócios e Participações S.A.	65.00	91.50
Vale da Ponte Alta S.A.	65.00	91.50
Águas da Ponte Alta S.A.	65.00	91.50
Proud Participações S.A.	65.00	100.00
Radar II Propriedades Agrícolas S.A.	65.00	-
Radar Propriedades Agrícolas S.A. (6)	29.50	-
Nova Agrícola Ponte Alta S.A. (6)	29.50	-
Terras da Ponte Alta S.A. (6)	29.50	-
Nova Santa Barbara Agrícola S.A. (6)	29.50	-
Nova Amaralina S.A. Propriedades Agrícolas (6)	29.50	-
Cosan US, Inc.	100.00	-
Cosan Biomassa S.A.	100.00	-
Cosan Lubes Investments Limited	100.00	-
Comma Oil Chemicals	100.00	-
Companhia de Gás de São Paulo - Comgás	60.05	-
Cosan Overseas Limited	100.00	100.00
Pasadena Empreendimentos e Participações S.A.	100.00	100.00
Cosan Cayman Finance Limited	100.00	100.00
Cosan Cayman II Limited	100.00	100.00
Cosan Lubrificantes e Especialidades S.A.	100.00	100.00
CCL Cayman Finance Limited	100.00	100.00
Copsapar Participações S.A.	100.00	90.00
Novo Rumo Logística S.A.	100.00	92.90
Handson Participações S.A.	-	100.00
Docelar Alimentos e Bebidas S.A.	-	99.90
Rumo Logística Operadora Multimodal S.A. (former Cosan Operadora Portuária S.A.)	75.00	69.67
Logispot Armazéns Gerais S.A. (5)	38.25	35.53
Stallion S.A.	100.00	100.00

Jointly-Controlled entities
Raízen S.A. (1)	50.00	50.00
Raízen Energia Participações S.A. (1) (2) (3)	-	50.00
Raízen Energia S.A. (1) (2)	50.00	-
Raízen Combustíveis S.A. (1) (2)	50.00	50.00
Iputi Empreendimentos e Participações S.A. (1) (4)	-	50.00

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(1)	Company jointly-controlled with Shell.
(2)	Represents voting and economic interest. Cosan S.A. holds 50% plus one of the common stock of Raízen Energia, and 50% minus one common stock of Raízen Combustíveis.
(3)	Incorporated in Raizen Energia SA on November 30, 2012.
(4)	Alienated in June 1, 2012.
(5)	Our subsidiary Rumo owns 51% of interest.
(6)	See details related to the acquisition in note 11.

Subsidiaries are all entities over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. For subsidiaries in which the Company holds less than 50% of the voting shares, control is defined by: (i) the ability to appoint the majority of the Board and/or senior management of the subsidiary and, (ii) the ability to approve the main financial and operating decisions related the day-to-day business of the subsidiary.

c.	New IFRS and IFRIC Interpretations Committee (Financial Reporting Interpretations of IASB) applicable to the quarterly information

New accounting pronouncements of the IASB and IFRIC interpretations have been published and/or reviewed, as presented below:

•	IFRS 9 - Financial Instruments: Classification and Measurement

Classification and measurement - reflects the first phase of the IASB’s work on the replacement of IAS 39 - "Financial Instruments: Recognition and Measurement". IFRS 9 uses a simplified approach to determining whether a financial asset is measured at amortized cost or fair value, based on the manner in which an entity manages its financial instruments (the business model) and the typical contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining losses in the recoverable values of assets. The standard is effective for annual periods beginning on or after January 1, 2015. Early adoption is permitted. Management is still evaluating the impact on its financial position or performance.

•	IFRS 10 - Consolidated Financial Statements

IFRS 10 as issued establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 - "Consolidation-Special-Purpose Entities" and IAS 27 - "Consolidated and Separate Financial Statements" and is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted. Management is still evaluating the impact on its financial position or performance of the adoption of IFRS 10.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	IFRS 11 - Joint Arrangements

IFRS 11 will significantly change the accounting for the Company's joint arrangements. The new standard eliminates inconsistencies in the reporting of joint arrangements in current practice, by requiring a single method (the equity method of accounting) to account for interests in jointly controlled entities. It eliminates the option to proportionally consolidate these jointly controlled entities. It is effective for annual periods beginning on or after January 1, 2013, and early adoption is permitted.

With the adoption of IFRS 11, currently expected for the nine-month period to ended on December 31, 2013, the Company's joint ventures (Raízen Energia and Raízen Combustíveis) currently presented via proportionate consolidation, will be presented using the equity method of accounting in accordance with IAS 28R - "Investments in Associates and Joint Ventures".

The total assets of these joint ventures represented approximately 43% of the consolidated totals as at December 31, 2012. The revenue, operating income and cash flow from the operating activities of these joint ventures accounted for approximately 86%, 57% and 69% respectively of the consolidated totals for the period ended December 31, 2012. A change from proportionate consolidation to equity method accounting would have no impact on the total equity or net income derived from these joint ventures, except that when using a proportional consolidation model, net income would be lower in the year of joint venture formation as the transaction costs would be expensed as incurred. When applying the equity method of accounting, those expenses would be considered as part of the cost of investment.

•	IFRS 12 - Disclosure of Involvement with Other Entities

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. Management is still evaluating the impact on its financial position or performance of the adoption of IFRS 12.

•	IFRS 13 - Fair Value Measurement

IFRS 13 establishes new requirements on how to measure fair value and the related disclosures for IFRS and US generally accepted accounting principles (USGAAP). The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	IAS 28 - Investments in Associates and Joint Ventures (revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 - "Investments in Associates and Joint Ventures", and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

There are no other pronouncements issued and yet to be adopted that may have a significant impact on the Company's operations and financial position.

d.	Reissuance of the Quarterly Financial Information

•	Reclassification of discontinued operations

After the closing and issuance of the Quarterly Financial Information related to the nine-month period ended December 31, 2012 were identified: (i) that the gain in the amount of R$ 177,818 and corresponding income tax of R$ 40,369 recognized upon sale of Docelar was not included in the results of Docelar that were presented as discontinued operations in nine-month period ended December 31, 2012, and, (ii) that the results of operations of Docelar that were sold during the nine-month period ended December 31, 2012  were not presented as discontinued operations for the comparative period (nine-month period ended December 31, 2011).

Consistent with the requirements of IFRS 5 – Non-current Assets Held-for-sale and Discontinued Operations, the Company is amending the presentation of its income statements (parent company and consolidated) for the nine-month periods ended December 31, 2012 and 2011 and reissuing its Quarterly Financial Information. The main impacts of these changes for the nine-month periods are as follows:

	Income statement, nine-month period ended December 31, 2012
	As issued	Reclassification	Adjusted
Other, net	381,371	(177,818)	203,553
Income before income tax	847,609	(177,818)	669,791
Net income for the period from continuing operations	719,244	(137,449)	581,795
Net income from discontinued operations	4,837	137,449	142,286
Net income attributable to owners of the company	341,445	-	341,445

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Income statement for the Nine-month period ended December 31, 2011
	As issued	Reclassification	Adjusted
Gross profit	1,989,730	(112,453)	1,877,277
Equity income of associates	639	-	639
Income before income tax	3,147,299	(47,309)	3,099,990
Net income for the period from continuing operations	2,047,048	(57,215)	1,989,833
Net income from discontinued operations	-	57,215	57,215
Net income attributable to owners of the company	1,078,540	-	1,078,540

•	Other

In addition to the aforementioned adjustments, some improvements were included in certain disclosures mainly affecting the disclosures related to Business combinations, Segment information and presentation of Income tax, Taxes payable and recoverable and Related parties in the Company’s balance sheet and related notes. These improvements mainly affected the statement of financial position disclosure of Recoverable taxes and Income tax assets and Income tax and Other taxes payable without affecting current and non-current classification, as follows:

	Statements of financial position, December 31, 2012
	As issued	Reclassification	Adjusted
Current assets
Income tax	-	141,319	141,319
Recoverable taxes	473,714	(141,319)	332,395

Non current assets
Income tax payable	-	182,177	182,177
Taxes payable	423,218	(182,177)	241,041

	Statements of financial position, December 31, 2011
	As issued	Reclassification	Adjusted
Current assets
Income tax	-	141,319	141,319
Recoverable taxes	325,096	(141,319)	183,777

Non current assets
Income tax payable	-	182,177	182,177
Taxes payable	241,719	(182,177)	59,542

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3	Segment information

(a)	Segment information

The following information regarding segments is based upon the information used by Cosan's senior management to assess the performance of operating segments and to decide on the allocation of resources.

Following the business combinations with Radar and COMGÁS, Cosan has changed the presentation of its business reporting into six segments, as shown below:

Continued operations

(i)
Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technologies.

(ii)	Raízen Combustíveis: distribution and marketing of fuels and lubricants, mainly through a franchised network of service stations under the brand "Shell" and "Esso" throughout Brazil.

(iii)	Radar: buying, selling and leasing of agricultural land for sugarcane plants and grains.

(iv)	Rumo: logistics services for transport, storage and port lifting, mainly for sugar products.

(v)
Comgás: distribution of piped natural gas in part of the territory of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermogeneration and cogeneration sectors.

(vi)	Cosan’s other business: sale and distribution of lubricants and other investments, in addition to the corporate activities of the Company.

Discontinued operations

(vii)	Cosan Alimentos: sale of food, mainly, of sugar in the retail under the brands "União" and "Da Barra", whose participation was sold on October 24, 2012, as described (Note 1).

The following selected information of segment assets and segment income statement data were measured in accordance with the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Quarterly ended December 31, 2012
	Raízen	Raízen				Cosan's	Elimination	Other	Combined
	Energia	Combustíveis	Radar		Comgás	other	50%	adjustments and	continuing	Discontinued	Consolidated
	(*)	(*)	(**)	Rumo	(***)	business	Raízen	eliminations	operations	operation	(Amended)
Income statement:
Net sale	2,605,413	11,383,783	15,569	221,567	951,245	377,934	(6,994,599)	(163,816)	8,397,096	-	8,397,096
Domestic market	983,293	11,383,783	15,568	196,778	951,245	239,868	(6,183,539)	(163,815)	7,423,181	-	7,423,181
External market	1,622,120	-	-	24,791	-	138,066	(811,060)	-	973,917	-	973,917
Gross profit	576,579	610,536	15,568	100,133	245,307	102,616	(593,558)	-	1,057,181	-	1,057,181
Selling, general and administrative expenses	(309,328)	(363,045)	(6,118)	(15,202)	(165,446)	(128,896)	336,185	-	(651,850)	-	(651,850)
Other income (expenses)	10,235	114,134	86,917	(3,856)	(863)	(4,465)	(62,185)	-	139,917	177,818	317,735
Financial result, net	(83,052)	7,561	221	(67)	(13,676)	(75,888)	37,744	-	(127,157)	-	(127,157)
Income tax and social contribution	(67,167)	(109,053)	(6,338)	(26,816)	1,102	(7,925)	88,109	-	(128,088)	(40,369)	(168,457)
Net income attributable to owners of the Company (****)	123,707	252,803	90,252	54,814	66,424	47,026	(188,254)	(389,251)	57,521	137,449	194,970

Other selected data:
Addition PP&E, intangible and biological assets (cash)	499,433	165,803	39	79,320	119,826	23,664	(332,619)	-	555,466	-	555,466
Depreciation and amortization (including biological assets non cash effect)	556,237	131,041	221	17,806	78,112	16,133	(343,639)	-	455,911	-	455,911

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Nine-month period ended December 31, 2012
	Raízen	Raízen				Cosan's	Elimination	Other	Combined
	Energia	Combustíveis	Radar		Comgás	other	50%	adjustments and	continuing	Discontinued	Consolidated
	(*)	(*)	(**)	Rumo	(***)	business	Raízen	eliminations	operations	operation	(Amended)
Income statement:
Net sale	6,117,874	32,585,131	36,471	544,392	951,245	1,064,892	(19,351,503)	(393,535)	21,554,967	-	21,554,967
Domestic market	2,250,866	32,585,131	36,471	480,814	951,245	926,826	(17,417,999)	(393,535)	19,419,819	-	19,419,819
External market	3,867,008	-	-	63,579	-	138,066	(1,933,504)	-	2,135,149	-	2,135,149
Gross profit	1,326,915	1,737,718	34,729	218,984	245,307	272,107	(1,532,316)	-	2,303,444	-	2,303,444
Selling, general and administrative expenses	(797,063)	(1,030,141)	(10,077)	(41,392)	(165,446)	(324,498)	913,601	-	(1,455,016)	-	(1,455,016)
Other income (expenses)	23,243	152,217	89,927	(1,499)	(863)	28,255	(87,727)	-	203,553	177,818	381,371
Financial result, net	(342,912)	(64,871)	2,737	1,412	(13,676)	(233,734)	203,890	-	(447,154)	-	(447,154)
Income tax and social contribution	31,743	(223,977)	(9,757)	(59,883)	1,102	76,662	96,114	-	(87,996)	(40,369)	(128,365)
Net income attributable to owners to the Company (****)	227,002	551,557	107,560	116,564	66,424	531,887	(389,277)	(1,012,558)	199,159	137,449	336,608

Other selected data:
Addition PP&E, intangible and biological assets (cash)	1,387,374	523,701	62	209,646	119,826	63,176	(955,539)	-	1,348,246	-	1,348,246
Depreciation and amortization (including biological assets non cash effect)	1,458,550	375,837	655	51,530	78,112	45,138	(917,195)	-	1,092,627	-	1,092,627

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Quarterly ended December 31, 2011
		Raízen		Cosan's	Elimination	Other	Combined
	Raízen	Combustíveis		other	50%	adjustments and	continuing	Discontinued	Consolidated
	Energia (*)	(*)	Rumo	business	Raízen	eliminations	operations	operation	(Amended)
Income statement:
Net sale	1,751,353	10,083,212	143,060	263,547	(5,917,283)	(253,235)	6,070,654	240,028	6,310,682
Domestic market	909,893	10,083,212	143,060	263,547	(5,496,553)	(253,235)	5,649,924	240,028	5,889,952
External market	841,460	-	-	-	(420,730)	-	420,730	-	420,730
Gross profit	375,546	552,369	57,273	73,194	(463,957)	-	594,425	45,404	639,829
Selling, general and administrative expenses	(230,588)	(375,412)	(9,231)	(86,040)	303,000	(1,214)	(399,485)	(31,175)	(430,660)
Other income (expenses)	(7,550)	72,496	2,717	2,850	(32,473)	(8,496)	29,544	57	29,601
Financial result, net	(28,465)	290	6,606	(62,287)	14,088	-	(69,768)	312	(69,456)
Income tax and social contribution	(34,423)	(48,230)	(19,455)	2,135	41,327	-	(58,646)	(5,162)	(63,808)
Net income (****)	71,920	198,649	38,562	117,637	(135,284)	(244,746)	46,738	9,436	56,174

Other selected data:
Addition PP&E, intangible and biological assets (cash)	571,350	181,135	67,056	14,597	(382,021)	-	-	1,171	1,171
Depreciation and amortization (including biological assets non cash effect)	364,516	98,164	10,428	12,150	(231,340)	-	-	682	682

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Nine-month period ended December 31, 2011
		Raízen		Cosan's	Elimination	Other	Combined
	Raízen	Combustíveis		other	50%	adjustments and	continuing	Discontinued	Consolidated
	Energia (*)	(*)	Rumo	business	Raízen	eliminations	operations	operation	(Amended)
Income statement:
Net sale	6,054,449	25,114,068	497,724	794,581	(14,118,211)	(546,859)	17,795,752	507,193	18,302,945
Domestic market	3,276,922	25,114,068	497,724	794,581	(13,024,831)	(546,860)	16,111,604	507,193	16,618,797
External market	2,777,528	-	-	-	(1,093,380)	-	1,684,148	-	1,684,148
Gross profit	1,232,794	1,286,301	181,035	254,732	(1,077,585)	-	1,877,277	112,453	1,989,730
Selling, general and administrative expenses	(751,242)	(936,215)	(28,656)	(239,054)	728,201	(3,288)	(1,230,254)	(67,122)	(1,297,376)
Gain on the de-recognition of subsidiaries to form the JVs	-	-	-	3,296,959	-	(443,902)	2,853,057	-	2,853,057
Other income (expenses)	(26,955)	181,709	9,313	(17,925)	(82,862)	(8,494)	54,786	76	54,862
Financial result, net	(326,597)	(126,512)	18,447	(291,951)	272,870	(1,772)	(455,515)	1,902	(453,613)
Income tax and social contribution	(33,997)	(108,507)	(60,182)	(905,714)	(1,757)	-	(1,110,157)	9,906	(1,100,251)
Net income (****)	83,792	307,242	119,843	2,525,191	(97,863)	(1,916,880)	1,021,325	57,215	1,078,540
Other selected data:
Addition PP&E, intangible and biological assets (cash)	1,729,478	295,572	223,410	54,163	(780,737)	-	1,521,886	1,285	1,523,171
Depreciation and amortization (including biological assets non cash effect)	1,291,990	267,012	30,869	34,727	(701,886)	-	922,712	1,241	923,953

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2012
	Raízen	Raízen				Cosan's		Other
	Energia	Combustíveis	Radar		Comgás	other	Elimination	adjustments and
	(*)	(*)	(**)	Rumo	(***)	business	50% Raízen	eliminations	Consolidated

Statements of financial position
Investment property	-	-	2,420,685	-	-	-	-	-	2,420,685
Property, plant and equipment	9,129,302	2,635,618	11,371	938,689	-	192,504	(5,882,460)	(8,496)	7,016,528
Intangible assets	3,056,410	4,039,969	104	653,584	8,885,131	868,109	(3,548,192)	-	13,955,115
Loans and long term-debt net of cash and cash equivalents	(4,483,091)	(717,550)	26,531	(192,388)	(2,351,142)	(4,419,731)	2,600,319	-	(9,537,052)
Other assets and liabilities, net	2,756,066	778,216	(45,274)	(122,996)	(667,354)	19,929,736	(1,767,141)	(21,446,838)	(585,585)
Total assets (net of liabilities) allocated per segment	10,458,687	6,736,253	2,413,417	1,276,889	5,866,635	16,570,618	(8,597,474)	(21,455,334)	13,269,691
Total assets	20,958,486	11,794,794	2,524,108	2,257,058	9,463,247	26,836,089	(16,376,638)	(22,586,033)	34,871,111

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2012
		Raízen			Cosan's		Other
	Raízen	Combustíveis	Cosan		other	Elimination	adjustments and
	Energia (*)	(*)	Alimentos	Rumo	business	50% Raízen	eliminations	Consolidated

Statements of financial position
Property, plant and equipment	9,658,979	2,779,641	45,973	879,469	730,707	(6,219,310)	(8,496)	7,866,963
Intangible assets	2,996,846	3,928,900	83,597	604,963	780,822	-	(3,462,873)	4,932,255
Loans and long-term debt net of cash and cash equivalents	(4,404,761)	(603,447)	29,834	(217,575)	(853,398)	2,504,104	-	(3,545,243)
Other assets and liabilities, net	1,839,138	252,124	142,455	(52,175)	9,462,380	(1,045,631)	(10,370,643)	227,648
Total assets (net of liabilities) allocated per segment	10,090,202	6,357,219	301,859	1,214,682	10,120,511	(4,760,837)	(13,842,013)	9,481,623
Total assets	19,979,070	11,559,239	408,966	2,029,954	16,038,721	(15,769,155)	(12,078,676)	22,168,119

(*) The segment information for Raízen Energia and Raízen Combustíveis represents 100% of the business, regardless of the fact that the Company lost full control of that business on June 1, 2011 with the formation of the JVs. The segment Raízen Energia represents basically the same information as was represented in prior periods by the "CAA" segment. The segment Raízen Combustíveis represents until May 31, 2011 the fuel business of the segment previously called CCL, except for the lubricants business, and since then also the business of fuel distribution of Shell Brazil Ltda. which was contributed to the JV. All of the non-current assets of the Company are located in the host country of the entity (Brazil).

(**) For the period of six months due to consolidation.

(***) For the period of two months due to consolidation.

(****) Management considers the EBITDA, or earnings before interest(financial results), income taxes, depreciation and amortization as its main measure of segment performance.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Detailed net sales per segment

	Quarterly ended		Nine-month period ended
		12.31.2011		12.31.2011
	12.31.2012	(Amended)	12.31.2012	(Amended)
Raízen Energia
Sugar	1,250,432	887,554	3,177,327	3,247,176
Ethanol	937,569	744,495	2,190,030	2,370,064
Cogeneration	321,660	53,047	556,570	233,816
Other	95,752	66,257	193,947	203,393
	2,605,413	1,751,353	6,117,874	6,054,449
Raízen Combustíveis
Fuels	11,379,158	10,083,212	32,574,501	25,097,122
Other	4,625	-	10,630	16,946
	11,383,783	10,083,212	32,585,131	25,114,068
Rumo
Port lifting	41,071	29,611	113,395	123,545
Logistics	176,764	109,386	420,922	359,771
Other	3,732	4,063	10,075	14,408
	221,567	143,060	544,392	497,724
Radar (ii)
Property sale	-	-	4,721	-
Land lease	15,568	-	31,750	-
	15,568	-	36,471	-
Comgás (i)
Industrial	589,038	-	589,038	-
Residential	89,139	-	89,139	-
Thermogeneration	63,970	-	63,970	-
Cogeneration	44,345	-	44,345	-
Automotive	32,481	-	32,481	-
Commercial	35,609	-	35,609	-
Construction revenue	94,877	-	94,877	-
Other	1,787	-	1,787	-
	951,245	-	951,245	-
Cosan's other business
Lubricants	337,497	254,429	928,873	767,383
Other	40,437	9,118	136,019	27,198
	377,934	263,547	1,064,892	794,581
Adjustments / eliminations	(7,158,414)	(6,170,518)	(19,745,038)	(14,665,070)
Total	8,397,096	6,070,654	21,554,967	17,795,752

(i)	For the period of two months due to buying in November 5, 2012;
(ii)	For the period of six months due to buying in June 1, 2012.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(c)	Net sales per region

The percentages of net sales of the Raízen Energia segment by geographic area for the nine-month period ended are as follow:

	December 31, 2012	December 31, 2011

Brazil	47.16	66.32
Europe	33.05	24.18
Middle East and Asia	9.87	2.63
North America	3.92	0.62
Other	6.01	6.25
Total	100.00	100.00

Raízen Combustíveis, Comgás and Radar’s net sales are only to the domestic market (Brazil), with no revenue from export customers.

(d)	Concentration of customers

Raízen Energia

There is generally a broad customer base in this segment, with only one customer representing more than 10% of the segment’s net sales in either 2012 and 2011 (Wilmar Sugar in 2012 and SUCDEN Group in 2011, with 10% and 25%, respectively).

Raízen Combustíveis

No customers or specific groups represented 10% or more of sales in 2012 and 2011.

Rumo

In 2012, 35% of the segment’s net sales were generated from sales to the ALL América Latina Logística (33% in 2011 for the Raízen Energia segment).

Radar

In 2012, 33% of the sales in this segment were to Raízen Energia.

COMGÁS

No customers or specific groups represented 10% or more of sales in 2012 and 2011.

Cosan’s other business

No customers or specific groups represented 10% or more of sales in 2012 and 2011.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

4	Cash and cash equivalents

	December 31, 2012	March 31, 2012
Brazilian Reais
Cash	689	654
Bank accounts	245,573	127,178
Financial investments	2,078,332	1,519,965
U.S. Dollars
Bank accounts	6,584	6,349

	2,331,178	1,654,146

5	Restricted cash

	December 31, 2012	March 31, 2012
Restricted financial investments	52,438	48,292
Deposits in connection with derivative transactions	38,485	45,976

	90,923	94,268

Deposits in connection with derivative transactions relate to margin calls by counterparties in derivative transactions.

6	Other financial assets

	December 31, 2012	March 31, 2012
Fair value of Radar option (a)	199,470	140,820
Brazilian Treasury Certificates (b)	173,758	149,438
ExxonMobil financial assets - reimbursement (c)	292,090	540,224
	665,318	830,482

Current	-	40,080
Non current	665,318	790,402

(a)
Cosan S.A. holds warrants on Radar, exercisable at any time up to maturity (August 2018). These warrants will allow Cosan S.A. to purchase additional shares at R$ 41.67 per share, adjusted for inflation (IPCA), equivalent to net equity of 20% of the total shares issued by Radar as at the date of exercise. The fair value of these warrants was calculated based on observable market data.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)
Represents bonds issued by the Brazilian National Treasury under the Special Program for Agricultural Securitization ("PESA") with original maturities of 20 years (April 2023) in connection with the long-term debt denominated PESA (Note 17). These bonds have yields of inflation (IGP-M) plus 12% p.a. The value of these securities at maturity is expected to be equal to the amount due to PESA at that date. Even if the PESA debt is prepaid, the Company can maintain this investment through to maturity.

(c)
On June 28, 2011, Cosan Lubrificantes e Especialides S.A., the successor entity of Esso Brasileira de Petróleo Ltda. ("Essobrás"), joined the Brazilian Government's tax amnesty and refinancing program upon request of ExxonMobil Brasil Holdings B.V. ("ExxonMobil"). ExxonMobil is the entity that is legally responsible for the tax contingencies up to the acquisition date of Essobras by the Company. As at March 31, 2012, the liability amounted to R$ 534,363 and is being refunded to the Company by ExxonMobil. On November 30, 2012, ExxonMobil settled R$ 211,637, with a prepayment discount of R$ 39,471.

7	Accounts receivable

	December 31, 2012	March 31, 2012
Domestic	2,046,700	984,034
Foreign	228,747	164,681
Allowance for doubtful accounts	(205,207)	(103,502)
	2,070,240	1,045,213

Current	1,857,291	963,586
Non current	212,949	81,627

8	Inventory

	December 31, 2012	March 31, 2012
Finished goods
Sugar	447,602	87,110
Ethanol	451,947	101,994
Fuel	385,108	276,867
Lubricants	181,697	112,492
Raw material	20,113	52,586
Spare parts and others	232,756	121,643
Provision for inventory realization and obsolescence	(12,597)	(4,542)

	1,706,626	748,150

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

9	Income tax and recoverable taxes

	December 31, 2012	March 31, 2012

Income tax	141,319	107,561

	141,319	107,561

Recoverable taxes
COFINS - Revenue tax	75,291	63,727
PIS - Revenue tax	23,649	18,614
ICMS - State VAT	296,749	194,818
IPI - Excise tax	51,348	43,039
Other	13,187	9,193

	460,224	329,391

Current	473,714	325,096
Non current	127,829	111,856

10	Related parties

(a)	Receivables from and payables to related parties are as follows:

	December 31, 2012	March 31, 2012
Current asset
Commercial operations
Shell Brazil Holding B.V.	76,623	71,167
Raízen Energia S.A.	13,367	21,554
Rezende Barbosa Group	759	2,116
Raízen Combustíveis S.A.	1,858	14,242
Other	14,069	5,138
	106,676	114,217
Corporate Operations / Agreements
Shell Brazil Holding B.V.	67,860	65,679
Other	533	-
	68,393	65,679
Capital to be paid
Shell Brazil Holding B.V.	-	489,856
	-	489,856

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2012	March 31, 2012

Financial Operations
Raízen Energia S.A.	17	1,013
Rezende Barbosa Group	7,209	7,354
Other	758	255
	7,984	8,622
	183,053	678,374

Non current assets
Commercial Operations
Shell Brazil Holding B.V.	-	4,737
Other	249	169
	249	4,906
Corporate Operations / Agreements
Shell Brazil Holding B.V.	252,317	244,046
Raízen Energia S.A.	197,454	214,740
Raízen Combustíveis S.A.	70,164	87,810
	519,935	546,596
Financial Operations
Rezende Barbosa Group	98,298	105,751
Other	3,880	67
	102,178	105,818
Corporate Restructuring
Shell Brazil Holding B.V.	83,680	86,535
CTC - Centro de Tecnologia Canavieira	11,863	9,298
Other	2,645	-
	98,188	95,833
	720,550	753,153

Current liabilities
Comercial Operations
Shell Brazil Holding B.V.	5,669	5,433
Raízen Energia S.A.	10,194	38,439
Rezende Barbosa Group	32,878	12,577
Raízen Combustíveis S.A.	379	321
Other	598	13,836
	49,718	70,606
Corporate Operations / Agreements
Shell Brazil Holding B.V.	60,623	77,631
Raízen Combustíveis S.A.	2,476	-
Raízen Energia S.A.	25,416	26,140
	88,515	103,771

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2012	March 31, 2012

Financial Operations
Other	1,779	1,111
	1,779	1,111
	140,012	175,488

Non current liabilities
Comercial Operations
Raízen Energia S.A.	1,147	790
Other	267	991
	1,414	1,781
Corporate Operations / Agreements
Shell Brazil Holding B.V.	99,680	130,883
Other	3,048	8,311
	102,728	139,194
Preferred shares
Shell Brazil Holding B.V.	268,224	248,743
	268,224	248,743
	372,366	389,718

(b)	Related party transactions are as follows:

	Quarterly ended		Nine-month period ended
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Product sales
Vertical UK LLP	-	33,178	-	151,900
Shell Western Supply and Trading	80,864	-	100,568	-
Other	332	188	686	308
	81,196	33,366	101,254	152,208
Purchase of goods / inputs
Rezende Barbosa Group	62,064	47,768	201,149	270,347
Vertical UK LLP	-	8,901	-	8,901
	62,064	56,669	201,149	279,248
Land lease
Aguassanta	4,249	3,437	14,300	14,115
Radar	7,774	2,016	13,316	19,524
	12,023	5,453	27,616	33,639
Financial result
Rezende Barbosa Group	395	606	1,354	1,949
Shell Brasil Holding B.V.	-	36,193	119,308	136,523
Other	(131)	89	(822)	157
	264	36,888	119,840	138,629

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	Shell

Shell Holdings B.V. and its subsidiaries ("Shell") are related parties of Raízen Energia and Raízen Combustíveis, and therefore the transactions between Shell and these entities were treated as related party transactions and all balances disclosed are 50% proportionally consolidated.

The short-term receivables mainly represent reimbursements arising from the formation of JVs.

The long-term receivables are mainly (i) reimbursements of provisions existing at the legal entity contributed by Shell in relation to contingencies of R$ 252,317, and (ii) a financial asset equivalent to the investment that Shell hold in Iogen, valued at fair value, and that will be contributed to Raízen Energia, amounting to R$ 83,680.

The short term payables mainly represented the reimbursement of the tax credits of the legal entity contributed by Shell, amounting to R$ 60,623.

The long term payables refers to (i) the reimbursement of the judicial deposits of the legal entity contributed by Shell, which will be refunded when redeemed, amounting to R$ 99,680, and (ii) the reimbursement of the tax credits of the legal entity contributed by Shell, amounting to R$ 268,224.

(ii)	Raízen Energia and Raízen Combustíveis

The balances with Raízen Energia and Raízen Combustível are consolidated proportionally at 50%, considering the elimination of the portion related to the Company.

Non-current assets receivable from Raízen Energia and Raízen Combustíveis basically represent, tax credits which will be reimbursed to the Company when they are effectively realized by the JVs.

(iii)	Rezende Barbosa Group

The Company has receivables from Rezende Barbosa which are guaranteed by shares issued by Cosan.

The jointly-controlled entity "Raízen Energia" has a long-term agreement with Group Rezende Barbosa to supply sugar-cane, at prices based on the ATR prices published by CONSECANA.

(iv)	Vertical

The jointly-controlled entity “Raízen Energia” sells and buys ethanol from Vertical UK LLP ("Vertical") in the normal course of business. Vertical is a trading company headquartered in Switzerland in which the Company indirectly holds a 50% non-controlling interest.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(c)	Officers’ and directors’ compensation

At the Annual General and extraordinary Meeting on July 31 2012 was approved the total annual remuneration of the directors of the Company for the fiscal year ending on March 31, 2013, amounting to R$ 32,000 including fees and any bonuses, and this will be adjusted annually based on the outcome of collective wage negotiations.

11	Business combinations

(a)	Companhia de Gás de São Paulo (“COMGÁS”)

On November 5, 2012, Cosan, through its subsidiary Provence Participações S / A ("Provence"), obtained control by acquiring 60.05% of the shares of COMGÁS from BG Group for R$ 3.4 billion in cash, of which R$ 3.3 billion was graised through long term financing which is to be repaid by the Company over eight years, with a two year grace period, accruing interest at 123% of the CDI rate.

On December 19, 2012, the Extraordinary General Meeting of COMGÁS’ shareholders, approved the incorporation of its immediate parent company, Provence Participações S.A. (" Provence "), as signed by the administrators of COMGÁS and Provence on December 03 of 2012. Provence’s main assets at that date comprised the investment held in COMGÁS and tax basis of goodwill totaling R$ 2,482,767 based on expected future profitability of the investment in COMGÁS, on which a future tax benefit totaling R$ 844,141 was recognized as a deferred tax asset in subsidiary COMGÁS, following the legal incorporation of the two entities, after which the goodwill became tax deductable.

COMGÁS is located in the city of São Paulo, State of São Paulo, and has as its main activity the distribution of piped natural gas in part of the territory of the State of São Paulo (approximately 180 municipalities, including the Greater São Paulo region) to consumers in the industrial, residential, commercial, automotive, thermogeneration and cogeneration segments. As a result of the acquisition, Cosan diversified its investment portfolio in accordance with management’s strategic planning.

In a preliminary assessment, part of the acquisition price was allotted as the concession right to distribute gas and the remaining balance was allotted, preliminarily, as goodwill in the COMGÁS segment.

The following table summarizes the consideration paid and the fair values of assets acquired and liabilities assumed at the date of acquisition as well as the fair value at the date of acquisition of the non-controlling stake in COMGÁS.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Consideration

November 05, 2012
Consideration	3,400,000
Cash acquired	(426,876)
Total of consideration transferred	2,973,124

Recognized values of the assets acquired and liabilities assumed
Accounts receivable	598,567
Financial instruments	144,330
Inventory	99,424
Intangible assets	8,121,334
Other assets	284,009
Loans and long term debt	(2,568,802)
Accounts payable	(692,480)
Tax payable	(208,489)
Deferred income taxes and social contribution	(1,303,704)
Provision for contingencies	(51,592)
Other liabilities	(391,151)
Net assets acquired	4,031,446

Non-controlling interests	(1,781,100)
Goodwill	722,778

Consideration transferred	2,973,124

The fair value of other liabilities amounting to R$ 391,151 includes the recognition of the fair value of liabilities of post-retirement benefits of R$ 126,594.

The preliminary fair value of intangible assets of R$ 8,121,334 includes the fair valu step-up of the concession right in the amount of R$ 4,567,311 calculated based on the concession agreement between the grantor and COMGÁS.

The Company has chosen to measure the non-controlling stake in the net assets acquired as the proportionate share in the recognized amounts of COMGÁS’ identifiable net assets.

The revenue included in the consolidated income statements from November 1, 2012 includes revenue totaling R$ 951,245 and profit of R$ 66,424.

If COMGÁS had been consolidated from April 1, 2012, the consolidated income statements would present a net revenue pro forma of R$ 4,159,167 and proforma profit of R$ 293,102. This information of net income was obtained by simple aggregation of the values of the acquired and acquiring companies and does not represent the actual figures consolidated for the year  (not reviewed by the auditors).

Due to this acquisition, Cosan Limited (our Parent company) ceded the stock option of 30,917,231 shares of Cosan SA to Shell Brazil Holdings BV (a minority shareholders in

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

COMGÁS), exercisable in three annual tranches, where the last maturing on April 15, 2017. If exercised, Cosan Limited will receive all the shares of COMGÁS held directly and indirectly by Shell Brazil Holdings BV.

(b)	Mime Distribuidora de Petróleo Ltda. (“Mime”)

On April 1, 2012, Cosan, through Raízen Combustíveis, acquired a 72.3% stake in Mime's common stock by contributing net assets valued at R$ 82,169 through an exchange of assets.

Mime is located in the state of Santa Catarina and its main activities are the distribution and sales of fuel, as well as its convenience store business. With this acquisition, Raízen Combustíveis now operates three additional fuel distribution centers and 124 gas stations operated by Mime.

The estimated fair value of the acquired assets and liabilities assumed on the date of Mime's acquisition as recognized by our Joint Venture Raízen Combustíveis, was as follows:

Description
Cash and cash equivalents	246
Accounts receivable	57,588
Inventory	8,734
Recoverable taxes	5,400
Other assets	1,725
Property, plant and equipment	56,808
Intangible assets	20,267
Loans	(15,264)
Accounts payable	(5,594)
Related parties	(16,527)
Deferred taxes and social contribution	(6,457)
Other liabilities	(7,981)
Stake of non-controlling shareholders	(27,407)
Net assets acquired	71,538
Consideration given	82,169
Preliminary goodwill	10,631

Cosan recognized 50% of the net assets acquired as the acquirer, Raízen Combustíveis is proportionally consolidated in the Company’s financial statements.

The non-controlling interest in Mime was measured as the proportionate share of the identifiable net assets acquired.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

On November 12, 2012, Cosan, through Raízen Combustíveis, acquired an additional 3.7% stake in Mime's common stock, for R$ 16,460.

Mime's acquisition price was allocated on the basis of the preliminary fair value of the assets acquired and liabilities assumed. The preliminary goodwill was allotted to the Raízen Combustíveis segment.

(c)	Radar Propriedades Agrícolas S.A. (“Radar”)

On July 14, 2012, Cosan gained control of Radar, through amendment in the Statute and Shareholders Agreement which granted Cosan the preponderant controlling power in the operation of Radar, without consideration transferred.

Radar is located in the city of São Paulo and has as main goal the purchase, financing, leasing, management, operation and sale of agricultural investments, through direct or indirect acquisition of rural properties, services, imports of agricultural products and inputs, as well as participation as a partner or shareholder in other companies directly or indirectly related to the objectives described above.

Fair value of the investment before business combination	349,139

Fair value of Assets and liabilities of Radar	1,845,341
Stockholdings	18.92%
Fair value of the acquired assets and liabilities	349,139

Gain/ (loss) on prior participation	-

The estimated fair value of the acquired assets and liabilities on the date was as follows:

Description
Cash and cash equivalents	111,654
Accounts receivable	19,995
Other assets	8,062
Investments	6,579
Investments properties	1,792,661
Accounts payable	(4,185)
Dividends	(21,015)
Deferred taxes and social contribution	(52,126)
Other liabilities	(16,284)
Consolidated net assets	1,845,341
Non-controlling interest	1,496,202
Previously held equity interest	349,139

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The non-controlling interest in Radar was measured as the proportionate share of the identifiable net assets acquired.

No goodwill was recognized upon the gain of control of Radar.

(d)	Comma Oil and Chemicals Limited (“Comma”)

On July 1, 2012, Cosan, through its subsidiary Cosan Lubes Investments Limited ("Cosan Lubes"), acquired 100% of the common shares of Comma for £ 54,000, equivalent to R$ 171,212, in cash, raised through a loan undertaken by Cosan Lubes.

Comma is located in Kent, England, and operates in manufacturing and commercialization of automotive chemicals, including lubricants, through specific distribution channels in the UK.

The estimated fair value of the acquired assets and liabilities on the date of Comma’s acquisition was as follows:

Description
Accounts receivable	46,468
Inventory	32,879
Other assets	472
Property, plant and equipment	16,791
Accounts payable	(40,308)
Taxes payable	(3,900)
Other liabilities	(2,750)
Net acquired assets	49,652
Contributed net assets, net of cash acquired	133,898
Preliminary goodwill	84,246

The consolidated net assets of Comma were allotted on the basis of the preliminary fair value of acquired assets and liabilities. The preliminary goodwill was allotted to the Cosan other business segment.

The acquisition of Comma reinforces Cosan’s strategy of entering the European lubricants & specialties market.

(e)	Acquisition of Costa Rica Canavieira Ltda. (“Costa Rica”)

On June 28, 2012, through a Share Purchase and Sale Agreement, the subsidiary Raízen Energia S.A. (“RESA”) acquired all of the shares of Costa Rica for R$ 115,000, as follows: i) R$ 100,000 paid in cash and ii) Conditional payment of up to R$ 15,000 depending on the achievement of certain terms in the agreement.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

On July 6, 2012, the subsidiary paid the conditional tranche in the amount of R$ 8,435. Thus, at the end of the operation, the full amount paid for the acquisition of the Costa Rica totaled R$ 108,435.

Costa Rica is located in the city of Rio das Pedras, state of São Paulo and, according to an independent appraisal report issued on June 26, 2012, its main asset corresponds to biological assets of sugar cane located in that region, covering an area of 4,552 hectares.

According to the appraisal report, the book values of the assets at the acquisition date were as follows:

Biological assets	20,827
Agricultural contracts partially assessed (i)	19,730
Total identified net assets	40,557
Consideration given, net of cash received	108,434

Preliminary goodwill	67,877

(i)	On September 26, 2012, RESA sold to São Martinho S.A. rights of some agricultural contracts previously acquired through the acquisition of Costa Rica’s business combination by the of R$19,730.

The Company is currently analyzing the purchase price allocation which is expected to be concluded by the end of the year.

The acquisition of Costa Rica is due to increase our sugarcane supply.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12	Equity income

	Issued	Number of
	shares of the	shares / held	Percentage			Equity income (loss)
	investee	by Cosan	of interest (%)	Investments		of associates
				12.31.2012	03.31.2012	12.31.2012	12.31.2011
Radar Propriedades Agrícolas S.A.	21,148,989	4,001,167	18.92	-	283,259	67,612	4,438
Codexis Inc. (a)	35,965,000	5,573,000	15.50	57,572	49,866	(2,292)	(347)
Logum Logística S.A. ("Logum") (a)	430,556,443	86,111,288	20.00	21,786	25,731	(3,946)	-
Uniduto Logística (a)	106,973,748	49,188,382	45.98	7,044	6,959	(596)	-
Tellus Brasil Participações Ltda. (b)	12,021,794	23,572,145	51.00	60,563	29,495	7,278	-
CTC - Centro Tecnologia Canavieira S.A.	73,102	634,400	11.52	17,398	4,892	-	-
Other investments	-	-	-	25,781	18,827	(3,092)	(3,452)
				190,144	419,029	64,964	639

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Changes on investments:

March 31, 2012	419,029

Equity method	64,964
Advance for future capital increase and capital increase	52,315
Dividens declared dividends by subsidiaries	(2,831)
Comprehensive income	3,348
Radar consolidation effect	(341,460)
Exchange rate variation on foreign investments	5,463
Other	(10,684)
December 31, 2012	190,144

Information of investments:

	December 31, 2012
				Income
	Assets	Liabilities	Equity	(9 months)
Codexis Inc. (a)	243,250	52,213	190,037	(31,302)
Uniduto Logística (a)	30,642	5	30,637	(437)
Tellus Brasil Participações Ltda (b)	772,219	77,110	695,109	122,936
CTC - Centro Tecnologia Canavieira S.A.	131,482	19,511	111,971	(27,826)
Logum Logística S.A. ("Logum") (a)	965,097	747,236	217,861	(43,694)

	March 31, 2012
				Income
	Assets	Liabilities	Equity	(12 months)

Radar Propriedades Agrícolas S.A.	1,685,618	188,392	1,497,226	162,544
Codexis Inc. (a)	247,663	60,552	187,111	(2,138)
Logum Logística S.A. ("Logum") (a)	741,782	484,471	257,311	(28,670)

(a)	Shares held by Raízen Energia.
(b)	The Company owns 5% of economics benefits of this associates as established in shareholders agreement.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

13	Investment property

The balance of investment property is composed as follow:

March 31, 2012	-

Effect of consolidation of land segment ("Radar")	1,803,484
Transfer of assets between segments	533,281
Change in fair value	85,915
Write-off	(1,995)
December 31, 2012	2,420,685

Investment properties include agricultural land located in the Southeast, Midwest and Northeast regions of Brazil, which are leased to third parties and jointly controlled entities. The leases have an average term of 18 years for the cultivation of sugarcane and 10 years for gain. The annual value of the leases indexed to changes in commodity prices.

The fair value of agricultural land was determined based on the method of direct comparison of data from the market, using transactions concerning comparable properties (property type, location, quality of the property) observed in the market. The portfolio is valued annually by independent experts and reviewed periodically by internal professionals technically qualified to perform such appraisals.

14	Biological assets

Changes in biological assets (sugarcane plants) are described below:

March 31, 2012	968.023

Change in fair value net	(42,788)
Increase due to planning and growing costs	368,955
Harvested cane transferred to inventory (a)	(354,010)
Business combination Costa Rica	10,414
December 31, 2012	950.594

(a)	Of this balance, RS 206,659 was allocated to sugar and ethanol inventory as at December 31, 2012.

Sugarcane plants

Areas cultivated represent only sugarcane, without considering the land used to grow these crops. The following assumptions were used to determine fair value using the discounted cash flow:

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2012	March 31, 2012

Crop area (hectares)	416,008	382,798
Expect productivity (tons of cane per hectare)	78.20	78.20
Total amount of recoverable sugar - ATR (Kg)	137.27	137.27
Price kg ATR projected average (R$/kg)	0.4881	0.4881

Sugar production depends on the volume and sucrose content of the sugarcane grown or supplied by farmers located near the mills. The crop yield and the sucrose content in sugarcane mainly depends on weather conditions such as rainfall and temperature.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

15	Property, plant and equipment

					"Cosan
	March			Capitalization /	Alimentos" de-	Business	December
	31, 2012	Additions	Write-offs	Reclassification	consolidation	combination	31, 2012
Cost:
Land and Rural Properties	1,570,489	2,582	(100,905)	(619,891)	(8)	1,574	853,841
Buildings and Improvements	1,069,914	744	(7,758)	(25,034)	(61,798)	23,541	999,609
Machinery, Equipment and Facilities	5,274,544	38,004	(114,043)	722,694	(28,471)	24,452	5,917,180
Airplanes, vessels and vehicles	334,157	259	(5,677)	(50,643)	(333)	-	277,763
Rail Cars and Locomotives	391,647	41,511	-	9,108	-	-	442,266
Furniture and Fixtures and Computer Equipment	125,267	467	(4,381)	11,250	(2,658)	5,272	135,217
Construction in progress	675,000	481,512	-	(502,890)	(9,860)	2,043	645,805
Renovation and maintenance of machines and equipment	263,449	99,306	-	(13,378)	-	-	349,377
Other	157,508	5	(2)	(142,236)	-	-	15,275
Total	9,861,975	664,390	(232,766)	(611,020)	(103,128)	56,882	9,636,333

Depreciation:
Buildings and Improvements	(262,910)	(27,321)	3,160	(13,148)	6,847	(8,531)	(301,903)
Machinery, Equipment and Facilities	(1,388,712)	(277,901)	62,194	(132,080)	17,816	(15,561)	(1,734,244)
Airplanes, vessels and vehicles	(138,935)	(15,952)	5,137	3,961	253	-	(145,536)
Rail Cars and Locomotives	(18,397)	(9,647)	-	-	-	-	(28,044)
Furniture and Fixtures and Computer Equipment	(81,301)	(9,666)	3,516	(35)	1,661	(4,442)	(90,267)
Renovation and maintenance of machines and equipment	-	(307,911)	-	-	-	-	(307,911)
Other	(104,757)	(851)	8	93,700	-	-	(11,900)
Total	(1,995,012)	(649,249)	74,015	(47,602)	26,577	(28,534)	(2,619,805)
	7,866,963	15,141	(158,751)	(658,622)	(76,551)	28,348	7,016,528

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

During the period ended December 31, 2012, the borrowing costs capitalized amounted to R$ 29,426 (R$ 71,661 during the year ended March 31, 2012). The weighted average interest rate, used for the capitalization of interest on the balance of construction in progress, was 7.22% per year until December 31, 2012 (8.60% per year during the year ended March 31, 2012).

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

16	Intangible assets

					"Cosan
	March			Capitalization /	Alimentos" de-	Business	December
	31, 2012	Additions	Write-offs	Reclassification	consolidation	combination	31, 2012
Cost:
Software licenses	106,970	6,154	(1,713)	991	(128)	254,871	367,145
Trademarks	608,411	-	-	(1,770)	(83,585)	-	523,056
Goodwill	2,932,254	3,582	-	51,371	-	852,425	3,839,632
Operation Licenses	282,734	97,845	(8,219)	-	-	8,877,189	9,249,549
Customer agreements and related customer relationships	602,646	54,450	(434)	47,847	-	768,636	1,473,145
Leases	79,919	-	(9,866)	1,769	-	9,866	81,688
Distribution rights	451,371	152,870	-	35,487	-	1,598	641,326
Railroad access	236,397	-	-	73,252	-	-	309,649
Other	122,072	-	-	(69,930)	-	-	52,142
Total	5,422,774	314,901	(20,232)	139,017	(83,713)	10,764,585	16,537,332

Amortization:
Software licenses	(85,056)	(13,194)	1,665	3	116	(156,277)	(252,743)
Trademarks	(110,431)	(59,107)	-	1,770	442	-	(167,326)
Operation Licenses	-	(61,185)	7,619	-	-	(1,221,189)	(1,274,755)
Customer agreements and related customer relationships	(66,146)	(66,587)	436	(76,155)	-	(401,802)	(610,254)
Leases	(12,652)	(3,263)	-	9,600	-	-	(6,315)
Distribution rights	(133,655)	(69,903)	-	(17,835)	-	-	(221,393)
Improvements in public concessions	(14,968)	(11,838)	-	(25)	-	-	(26,831)
Other	(67,611)	(5,551)	-	50,562	-	-	(22,600)
Total	(490,519)	(290,628)	9,720	(32,080)	558	(1,779,268)	(2,582,217)
	4,932,255	24,273	(10,512)	106,937	(83,155)	8,985,317	13,955,115

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Annual rate of	December	March
Intangible assets (excluding goodwill)	amortization - %	31, 2012	31, 2012
Software licenses	20.00	19,519	21,915
Trademarks (a)	20.00	218,766	260,313
Trademark Mobil (b)	10.00	136,964	154,082
Trademark União (c)	2.00	-	83,585
Customer agreements (d)	3.00	466,810	535,405
Operating licenses and customer agreements (e)	4.00	273,930	283,829
Favorable operating leases (f)	6.00	74,677	67,267
Distribution rights (g)	Over the life of the agreement	419,934	317,716
Improvements in public grants (h)	Over the life of the agreement	277,933	221,428
Concession contract - Comgás (i)	Remaining concession period	8,162,354	-
Other		64,596	54,461

Total		10,115,483	2,000,001

(a)	Refers to the right to use the trademark for fuel distribution through its joint venture Raízen Combustíveis.
(b)	Refers to the right to use the trademark of Mobil Lubricants.
(c)	Refers to the right to use the trademark for União sugar arising from the business combination. Reclassified to assets held for sale.
(d)	Refers to the relationships between Raízen Combustívies and the gas stations that maintain its flags and the distribution contracts acquired through the business combination.
(e)	Refers to the Licenses to carry out port operations and the customer relationships held by Rumo, from business combinations.
(f)	Intangible assets related to agreements for existing land leases from business combinations.
(g)	Intangible assets related to customer agreements with preferred providers of loyalty products and trademarks.
(h)	Refers to the improvements made to the Federal Government owned railroad in relation to the transportation contract of Rumo.
(i)
Refers to the public concession contract of gas distribution, which represents the right to charge users for gas supply. The amortization term is 37 years (the remaining concession period, plus extension).

Analysis of loss on the recoverable amount for the cash-generating units containing goodwill

The Company tests annually (March 31) the recoverable amounts of intangible assets with indefinite useful lives, composed primarily of goodwill for expected future earnings arising from the processes of business combination and the formation of JVs. Property, plant and equipment and intangible assets subject to amortization are reviewed whenever there are indications that the carrying amount is not recoverable.

During the period ended December 31, 2012, no indicators of impairment were identified that would trigger impairment testing by the Company.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The combined carrying values of the goodwill allocated to each unit are as follow:

Carrying amount of goodwill	December 31, 2012	March 31, 2012
Cash-generating unit Raízen Energia S.A.	1,453,844	1,405,407
Cash-generating unit Raízen Combustíveis S.A.	901,387	855,907
Cash-generating unit Rumo	100,451	98,972
Cash-generating unit Comgás	722,778	-
Cash-generating unit Cosan - Other Business	661,172	571,968
Total goodwill	3,839,632	2,932,254

17	Loans and long term debt

	Financial charges (b)
		Average
		annual interest	December	March	Maturity
Description	Index	rate - %	31, 2012	31, 2012	date
Senior Notes Due 2014	Dollar (USD)	9.50	370,353	322,654	Jul-14
Senior Notes Due 2017	Dollar (USD)	7.00	420,541	368,601	Feb-17
BNDES	URTJLP	8.14	647,658	683,586	Oct-25
	Pre-fixed	4.50	199,757	185,568	Jul-20
	UMBND	6.52	17,642	18,365	Jul-19
	Dollar (USD)	6.86	-	11	Nov-12
	TJLP	8.53	787,692	-	Jun-17
	Selic	1.80	242,632	-	Oct-20
	TJ462	8.40	61,985	-	Oct-20
ACC	Dollar (USD)	1.82	77,517	138,369	Jun-13
Perpetual notes	Dollar (USD)	8.25	1,041,375	930,094	Nov-15
Resolution 2471 (PESA)	IGP-M	11.97	343,399	316,108	Apr-23
	Pre-fixed	3.00	50	53	Oct-25
Rural credit	Pre-fixed	5.50	20,560	20,460	Nov-13
Working capital	Dollar (USD) + Libor	1.81	460,204	410,002	Dec-15
	IGP-M	20.52	-	88	Dec-12
	Pre-fixed	14.00	4,250	5,332	Mar-15
	Dollar (USD) + Libor	4.58	206,787	185,312	Sep-16
	106.00% CDI	-	115,032	-	Mar-13
Pre-payments	Dollar (USD) + Libor	7.11	511,185	507,454	Feb-16
Credit notes	110.00% CDI	7.27	519,970	341,226	Feb-14
	Dollar (USD)	3.07	-	52,891	-
FINAME	Pre-fixed	4.62	385,790	397,515	Sep-22
	URTJLP	7.71	419,078	337,091	Jan-22
	UMBND	8.36	-	16	Oct-12
Leasing	R$	15.01	128	-	Jun-14
	100.00 % CDI	-	2,336	-	Oct-14
Foreign loans	Libor UK Semiannual	4.64	178,583	-	Jun-17
Loan EIB	Dollar (USD) + Libor	2.76	567,333	-	Sep-21
Loan Resolution 4131	Dollar (USD) + Libor	3.25	455,329	-	Jul-17
Debentures	CDI	8.49	3,343,987	-	Oct-20

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Financial charges (b)
		Average
		annual interest	December	March	Maturity
Description	Index	rate - %	31, 2012	31, 2012	date
Non-convertible debentures	CDI	1.50	68,959	-	Aug-14
FINEP	Pre-fixed	5.00	89,828	-	Jan-21
Promissory note	105.20 % CDI	-	159,846	-	Mar-13
Credit assignment	CDI	1.38	59,724	-	May-13
Other	Several	Several	137,673	-	Several
Commodity broker current account	Several	Several	29,497	-	Several
Expenditure on issue of debt			(78,450)	(21,407)
			11,868,230	5,199,389

Current			1,843,084	540,237
Non-current			10,025,146	4,659,152

(a)
All loans and long-term debt are guaranteed by promissory notes and endorsements of the Company and its jointly-controlled subsidiaries and controlling shareholders, besides other guarantees, such as: (i) Credit rights originating from energy contracts (BNDES), (ii) CTN and land mortgages (PESA), and (iii) underlying assets being financed (FINAME);

(b)	Financial charges as at December 31, 2012, except where otherwise indicated.

Our non-current borrowings, less the depreciation expenses on the placement of bonds, are scheduled to fall due within the following periods as of the balance sheet date:

	December 31, 2012	March 31, 2012

13 to 24 months	1,772,304	747,146
25 to 36 months	2,482,301	1,085,917
37 to 48 months	967,598	1,295,155
49 to 60 months	1,458,302	591,534
61 to 72 months	1,030,507	179,137
73 to 84 months	1,109,223	300,921
85 to 96 months	1,056,425	220,893
Thereafter	148,486	238,449

	10,025,146	4,659,152

PESA - Resolution 2471- Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

From 1998 to 2000, the Company and current the jointly-controlled Raízen Energia renegotiated their debts related to financing for agricultural costs with several financial institutions, reducing them to annual interest rates below 10%, ensuring the repayment of the debt principal through the assignment and transfer of Treasury Certificates, redeemable when the debt is cleared, using the incentives promoted by Central Bank resolution No. 2471 of February 26, 1998. That debt has been self-cleared by CTN (note 6).

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Senior Notes Due in 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued Senior Notes in the international market in accordance with “Regulation S” and “Rule 144A” amounting to US$ 350,000 thousands, which accrued interest of 9.5% per year, payable semiannually in February and August of each year, beginning in February 2010.

Senior Notes Due in 2017

On January 26, 2007, the wholly-owned indirect controlled Cosan Finance Limited issued Senior Notes in the international market in accordance with “Regulation S” and “Rule 144A” amounting to US$ 400,000 thousands, which accrued interest of 7% per annum, payable semiannually in February and August of each year.

BNDES

Refers to the financing of cogeneration projects, greenfield projects (sugar and ethanol mills), the expansion of the logistics segment and gas distribution.

Perpetual Notes

On November 05, 2010 and July 13, 2011, the subsidiary Cosan Overseas Limited issued R$ 500,000 in perpetual notes in the foreign market, in accordance with “Regulation S”. These notes bear interest at a rate of 8.25% per year, payable quarterly..

Bank Debt – working capital

On May 16, 2011, a bank debt of USD 450,000 thousands was issued in favor of the jointly-controlled subsidiary Raízen Energia in order to replace (and repay) the perpetual notes issued in 2006. This bank debt matures in two years, interest is payable quarterly and is subject to interest at LIBOR + 1.81% per year.

On October 4, 2011, was issued to the Company a bank debt in the amount of USD 100.000 thousands due within 5 (five) years with a prepayment clause and annual cost of LIBOR + 4.58% per year, resources that were used to repurchase the Company's shares.

Advances on Foreign Exchange Contracts (“ACC”), Pre payments and Credit Notes

ACC contracts, pre payments and credit notes have been signed with several financial institutions and will be cleared through exports made from 2012 to 2014. These transactions are subject to interest rates payable semiannually and on maturity.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

FINAME

Refers to funding related to FINAME - Machinery and Equipment Financing, mediated by various financial institutions, and intended for investment in property, plant and equipment. These loans are subject to interest payable monthly and are secured by liens on the assets financed.

FINEP

In November 2012, was issued to the subsidiary Cosan Biomassa obtained a bank loan of R$ 89,694, maturing in January 2021. The same agreement provides for 3 more installments of funding, totaling R$ 254,890, with pre fixed interest of 5% per year. These funds will be used for the development, production and marketing plan of new industrial technologies for the processing of biomass derived from sugar cane or other sources.

Foreign loans

On June 29, 2012 Cosan Lubs Investments Limited, a subsidiary of Cosan S/A,  obtained a loan of £ 54,000 in order to acquire control of Comma Oil and Chemicals Limited, which occurred in July 2012.

Loan Resolution 4131

Refers to funds raised abroad with several financial institutions, maturing until 2017, aiming to finance the cash flow of Comgás.

Loan EIB

Refers to loans from the European Investment Bank in U.S.Dollars plus interest based on the LIBOR rate, maturing until 2021. These loans are fully covered by derivative instruments that exchange the original indexers for the CDI rate in Brazilian Reais. They correspond to the funds raised used to expand and support the natural gas distribution.

Non convertible debentures

On August 5, 2008, COMGÁS concluded the issue of a simple debenture, indivisible and not convertible into shares, at par value of R$100,000.

In August 2012 the first repayment of the principal (33.33%) was made. The remaining amortization of the principal will occur in August 2013 and 2014 with payments of 33.33% and 33.34%, respectively. Interest payments will be made annually without renegotiation. In August 2012 the fourth interest payment of R$11,840 was made.

Debentures

On October 22, 2012, the Company issued two series of debentures, the first series of R$ 1,900,000 and the second series of R$ 1,400,000. The first series has a term of six years from the date of issue, maturing on October 01, 2018, and the second series a term of eight years from the date of issue, maturing on October 01, 2020, except in the case of mandatory early redemption and/or prepayment of the debentures, pursuant to the Indenture.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Promissory Notes

On March 15, 2012, the subsidiary COMGÁS concluded the issue of 150 Promissory Notes at a par value of R$ 1,000, totaling R$ 150,000 with a maturity period of 360 days.

The amortization of the principal and interest will occur in the maturity of the promissory in notes.

Covenants

The Company, its subsidiaries and jointly-controlled entities are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. As at December 31, 2012, Cosan, its subsidiaries and jointly-controlled entities were in compliance with all debt covenants.

The measurements are required on an annual basis, at the closing of the year (March 31, 2013).

18	Income tax and other taxes payable

	December 31, 2012	March 31, 2012

Income tax payable	182,177	11,973

	182,177	11,973

Other taxes
ICMS - State VAT	108,216	66,601
IPI	1,779	4,631
INSS	13,574	13,029
PIS	10,039	5,003
COFINS	46,244	21,294
Recovery program - REFIS	1,005,659	1,287,941
Other	29,665	33,871

	1,215,176	1,432,370

Current	423,218	241,719
Non - current	974,135	1,202,624

Tax recovery program - Law no 11.941/09 e Provisional Measure no 470/09 (REFIS IV)

On May 27 and October 13, 2009, Law no. 11.941 and MP no. 470 were approved by the Brazilian government, creating a tax amnesty and refinancing program, permitting the taxpayer to settle its federal tax debts under previous refinancing programs, and other federal taxes subject to court disputes, with discounts on penalties and interest, and pay the balance in installments.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

On June 29, 2011 the subsidiary Cosan Lubrificantes e Especialides S.A., a successor entity of Esso Brasileira de Petróleio Ltda. ("Essobrás"), joined the tax amnesty and refinancing program upon request of ExxonMobil Brasil Holdings B.V. ("ExxonMobil"), the entity that is legally responsible for the tax contingencies existing up to the date of acquisition of Essobrás by the Company (Note 6).

The maturities of long-term taxes payable are as follows:

	December 31, 2012	March 31, 2012
13 to 24 months	62,653	99,083
25 to 36 months	62,231	97,707
37 to 48 months	61,639	97,254
49 to 60 months	61,223	96,909
61 to 72 months	59,994	96,270
73 to 84 months	59,791	95,229
85 to 96 months	59,791	95,229
Thereafter	546,813	524,943
	974,135	1,202,624

19	Income tax and social contribution

Cosan is incorporated in Bermudas, which has no income taxes. The following relates to the Brazilian income taxes of Cosan S.A., its subsidiaries and jointly controlled entities:

(a)	Reconciliation of income and social contribution tax expenses

	(Amended)
	Quarterly ended		Nine-month period ended
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Pretax Income	421,283	153,544	669,791	3,099,990

Income tax and social contribution at nominal rate (34%)	(143,237)	(52,195)	(227,729)	(1,053,996)

Adjustments to determine the effective rate
Equity income	1,085	4	22,088	217
Permanent differences (donations, gifts, etc.)	(2,630)	-	(7,850)	-
Stock options	(1,130)	-	(3,390)	-
Interest on capital	9,879	-	10,982	-
Tax loss and negative basis	(4,172)	(4,835)	(7,068)	31,334
Non-taxable income (loss) from overseas companies	(24,277)	(92,700)	42,936	(152,636)
Different tax regime for entities taxed on presumed profits	24,634	-	24,634	-
Exchange variations on the paid up capital	3,513	101,004	42,346	101,004
Other	8,247	(9,924)	15,055	(36,080)
Income tax and social contribution expense (current and deferred)	(128,088)	(58,646)	(87,996)	(1,110,157)
Effective rate - %	30.40	38.19	13.14	35.81

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Deferred income tax on assets and liabilities

	December 31, 2012				March 31, 2012
	Basis	IRPJ (25%)	CSLL (9%)	Total	Total
Tax Losses
Tax Losses	2,013,349	503,337	-	503,337	551,326
Negative basis of social contribution	2,033,239	-	182,992	182,992	197,863
Temporary differences
Monetary exchange	274,179	68,545	24,676	93,221	(37,387)
Accelerated depreciation	(83,048)	(20,762)	-	(20,762)	(13,798)
Amortized goodwill	(1,049,999)	(262,500)	(94,500)	(357,000)	(230,523)
Business combination	(14,775,818)	(3,136,304)	(1,133,966)	(4,270,270)	(2,744,294)
Provisions for contingencies and other temporary differences	2,229,696	557,424	200,673	758,097	376,407
Total		(2,290,260)	(820,125)	(3,110,385)	(1,900,406)

Deferred income tax - asset				405,827	543,024
Deferred income tax - liabilities				(3,516,212)	(2,443,430)
Total of deferred taxes				(3,110,385)	(1,900,406)

In assessing the recoverability of deferred income tax assets, management considers annually the projections of future taxable income and temporary differences. This analysis is performed more frequently if the facts and circumstances indicate that the recovery of assets is at risk.

20	Provision for Tax, Civil and Labor Contingencies

	December 31, 2012	March 31, 2012

Tax	651,304	620,835
Civil	230,857	168,952
Labor	251,787	261,890
	1,133,948	1,051,677

Judicial deposits as at December 31 and March 31, 2012 are presented as follow:

	December 31, 2012	March 31, 2012

Tax	427,734	411,619
Labor	69,465	65,142
Civil	44,931	32,474
	542,130	509,235

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Changes in provision for judicial demands:

	Tax	Civil	Labor	Total

March 31, 2012	620,835	168,952	261,890	1,051,677

Provisions	18,752	63,465	105,941	188,158
Write-offs	(11,507)	(54,273)	(130,007)	(195,787)
Business combination effect	3,659	39,071	11,671	54,401
Monetary variation	19,565	13,642	2,292	35,499
December 31, 2012	651,304	230,857	251,787	1,133,948

Contingencies deemed to be probable losses - accrued

(a)	Tax

The major taxation-related legal proceeding as at December 31 and March 31, 2012 are described as follow:

Description	December 31, 2012	March 31, 2012
IPC - 89 (i)	83,232	82,173
Compensation with FINSOCIAL (ii)	201,569	195,421
CIDE (iii)	93,841	93,841
ICMS credits (iv)	104,102	97,552
PIS and COFINS	17,750	17,445
IPI	17,604	15,970
IRPJ and CSLL	2,167	2,110
Other	131,039	116,323
	651,304	620,835

(i)
In 1993, Cosan Lubrificantes e Especialidades ("Cosan CLE") filed a suit to challenge the balance sheet restatement index (“IPC”) established by the Federal Government in 1989, considering that this index did not reflect the actual rate of inflation. The use of this index led the Company to overpay income and social contribution taxes. Cosan CLE obtained a favorable preliminary court ruling that allowed it to recalculate its financial position, using indices that better measured the inflation over the period. In doing so the Company adjusted the amounts of income and social contribution taxes payable and offset the overpayments for both taxes in subsequent years until 1997. Despite the favorable court rulings, the tax authorities issued a notice of infringement to the Company challenging all of the offset taxes whose values had been updated accrued. No judicial deposits were made for these processes.

(ii)
During the period from October 2003 to November 2006 the subsidiary Cosan CL offset FINSOCIAL against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. No judicial deposits were made for these processes.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(iii)
Prior to the formation of the JV, Raízen Combustíveis, formerly Shell Brasil Ltda, recorded CIDE on services provided from operations. This contingency will be reimbursed by Shell if any payment is required, and an equivalent amount is recorded as related parties. There are judicial deposits related to these processes, amounting to R$ 170,835.

(iv)
The provision for ICMS credits is made up of: (a) the tax assessment received, in which, despite the defense filed at the administrative and judicial levels, the legal counsel of the Company understand it is more likely than not that a loss will occur, (b) the recovery of credits and financial charges relating to issues on which the Company's management has a differing view from the tax authorities. There are judicial deposits related to these processes, amounting to R$ 8,392.

(b)	Civil and labor claims

The Company, its subsidiaries and jointly-controlled entities are parties to a number of civil claims related to (i) indemnity for physical and moral damages, (ii) public civil claims related to sugarcane stubble burning, and (iii) environmental matters.

The Company, its subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of additional hours, night shift premiums and risk premiums, employment inclusion, and the reimbursement of discounts from payroll such as social contributions and trade union charges, among others.

Judicial claims deemed as possible losses, and therefore accrued

(a)	Tax claims

The main tax claims for which an unfavorable outcome is deemed possible and for which, therefore, no provision for legal claims was recorded in the financial statements, are as follow:

	December 31, 2012	March 31, 2012
Withholding income taxes (i)	210,390	204,249
ICMS - State VAT (ii)	1,788,032	1,705,220
IPI credit - NT (iii)	381,136	378,735
Income taxes (vii)	484,927	532,131
Compensation with IPI - IN 67/98 (iv)	192,391	188,479
INSS - social security and other (v)	478,300	83,875
PIS and COFINS (vi)	594,995	529,257
Other	494,764	493,471
	4,624,935	4,115,417

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	Tax assessment - withholding income tax

In September 2006 the Federal Revenue Service served another notice of infringement on the Company, this time for failure to withhold and pay income tax at source on capital gains derived from the acquisition of a subsidiary.

(ii)	ICMS

Refers mainly to (i) Tax Assessment filed for alleged lack of payment of ICMS and non-compliance with accessory obligations, in connection with the partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007, and (ii) ICMS levied on the remittances of crystallized sugar for export purposes. In accordance with the tax agent, this product is classified as a semi-finished product and, in accordance with the ICMS regulations, would be subject to taxation, (iii) ICMS levied on possible differences in terms of sugar and alcohol inventory, arising from digital tax files and Inventory Registry Books, (iv) ICMS on rate differences due to ethanol sales to companies located in other states, which, thereafter, had their registrations revoked, and (v) disallowance of tax credits resulting from the acquisition of diesel used in the production process.

(iii)	IPI – Federal VAT

SRF Normative Instruction no 67/98 approved the procedures adopted by the industrial establishments which performed remittances without registration and payment of IPI, in relation to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and of refined sugar between January 14, 1992 and November 16, 1997. This rule was considered in the proceedings filed by the Federal Revenue Secretariat against the Company, for which an unfavorable outcome is deemed possible, following the advice of the Company's legal counsel.

(iv)	Offsettings against IPI credits – IN 67/98

SRF Normative Instruction no. 67/98 allowed the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. Consequently the Company applied for the offsetting of amounts paid during the periods against other tax liabilities. However, the tax authorities denied its application for both the reimbursement and offsetting of these amounts. The Company has challenged this ruling in an administrative proceeding.

Upon being notified to pay tax debts resulting from offset transactions in light of certain changes introduced by IN SRF no. 210/02, the Company filed a writ of mandamus and applied for a preliminary seeking to stay the enforceability of offset taxes, in an attempt to prevent the tax authorities from pursuing the relevant tax debts in court. The preliminary injunction was granted by the court.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(v)	INSS

Refers mainly to tax assessments received and defended by the legal counsel, concerning social security contribution on: (i) stock option plans, (ii) export sales, and (iii) the resale of materials for companies under common control and suppliers.

(vi)	PIS and COFINS

Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level.

(vii)	IR/CSLL – Assessment Notice

In December 2011, the Company received notices of violations amounting to R$ 400,318, drawn up by the tax authorities in relation to the income tax and social calendar years 2006 to 2009, questioning: (i) the deductibility of expenses for the amortization of certain goodwill, (ii) the offsetting of tax losses and negative social contribution calculations, and (iii) tax on revaluation differences of the property included in fixed assets. The Company filed its defense in January 2012 and, together with its legal advisors, and has classified the risk as possible, with a loss amount of R$ 204,221. The remaining R$ 327,710 refers to various other claims in connection with income taxes and social contributions in several legal entities pertaining the subsidiaries and jointly controlled entities.

(b)	Civil and labor

The main civil and labor claims for which unfavorable outcomes are deemed possible are as follow:

	December 31, 2012	March 31, 2012

Civil	1,202,108	869,954
Labor	1,224,833	1,200,573
	2,426,941	2,070,527

21	Equity

(a)	Common stock

On December 31, 2012, the Company's capital was comprised of:

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Class A and /
Shareholders	or BDRs	%	Class B1%

Queluz Holding Limited	7,741,111	4.44	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Alcool	-	-	30,010,278	31.15
Fundos Gávea	39,445,393	22.62	-	-
Other	127,168,837	72.94	-	-
Total	174,355,341	100.00	96,332,044	100.00

Class B1 shares entitle holders to 10 votes per share and Class A shares are entitled to one vote per share.

(b)	Repurchase of shares

On November 22, 2010, the Board of Directors approved the repurchase of shares issued by the Company in treasury, cancelled or sold. The deadline for completion of the transaction is 365 days and the maximum number of shares that can be repurchased in the period is 6,640,091 common shares, without par value. On November 3, 2011, this program was extended for actions 365 days.

During the period, 635,000 shares were delivered to beneficiaries under the stock option plan. The Company holds 2,272,039 treasury shares, for which the market price as at December 31, 2012 was R$ 41.75 (R$ 32.86 as at March 31, 2012).

(c)	Earnings per share

Earnings per share is calculated by dividing the net income by weighted average number of common shares in circulation during the year.

Cosan Limited does not have stock or options that could result in dilution. The following table sets out the calculation of the basic and diluted earnings per share for the periods ended December 31, 2012 and 2011 (in thousands, except per share amounts):

	(Amended)
	Quarterly ended		Nine-month period ended
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Numerator
Net income for the period from continued operations	194,970	56,174	341,445	1,078,540
Net Income for the period from discontinued operations	137,449	9,436	142,286	57,215
Denominator
Weighted average number of common shares	270,687,385	270,687,385	270,687,385	270,687,385

Income (loss) basic and diluted earnings per common share	R$ 0.72	R$ 0.21	R$ 1.26	R$ 3.98

Loss basic and diluted earnings per common share - discontinued operations	R$ 0.51	R$ 0.03	R$ 0.53	R$ 0.51

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

22	Gross sales

	Quarterly ended		Nine-month period ended
		12.31.2011		12.31.2011
	12.31.2012	(Amended)	12.31.2012	(Amended)
Taxable gross revenue from sales of products and services	9,088,170	6,496,021	23,105,607	19,041,762
Indirect taxes and deductions	(691,074)	(425,367)	(1,550,640)	(1,246,010)
Net revenue	8,397,096	6,070,654	21,554,967	17,795,752

23	Financial results, net

	Quarterly ended		Nine-month period ended
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Financial Expense
Interests	(170,868)	(118,418)	(406,017)	(502,021)
Monetary variation	(13,708)	(3,711)	(33,585)	(15,076)
Bank fees	(30,932)	(3,377)	(58,116)	(8,235)
	(215,507)	(125,506)	(497,717)	(525,332)
Financial Income
Interests	17,430	22,028	185,456	143,592
Monetary variation	3,008	5,319	17,637	3,864
Investments	30,239	26,788	86,890	98,817
Others	12,925	79	13,181	758
	63,602	54,214	303,164	247,031

Foreign exchange variation, net (i)	(16,280)	7,291	(296,727)	(179,487)
	(16,280)	7,291	(296,727)	(179,487)
Derivatives, net (ii)
Commodities derivatives	(870)	6,093	(2,770)	22,263
Exchange rate and interest derivatives	41,899	(13,043)	46,897	(19,990)
	41,029	(6,950)	44,127	2,273
	(127,156)	(70,951)	(447,153)	(455,515)

(i)	Includes gains (losses) on foreign exchange rates relating to assets and liabilities denominated in foreign currency.

(ii)
Includes realized results and unrealized results on operations in the futures market, options, swaps and NDFs, in addition to the effects from non-designated instruments and from the ineffective portion of hedge accounting.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

24	Other income (expenses), net

	Quarterly ended		Nine-month period ended
	12.31.2012		12.31.2012
	(Amended)	12.31.2011	(Amended)	12.31.2011
Revenue from port operations	70	1,903	2,366	10,685
Provision for contingencies	1,245	(14,252)	(33,278)	(69,428)
Income on disposal of non-current assets	20,220	27,630	61,851	45,834
Revenue from the sale of scrap and waste	943	772	2,770	3,551
Rental and leasing income	26,458	16,812	62,107	40,902
Changes in the fair value of investment property	85,915	-	85,915	-
Royalty revenue	5,702	6,115	15,616	13,442
Revenue from services	1,261	-	1,261	-
Other income (expenses), net	(1,897)	(9,437)	4,945	9,797
	139,917	29,543	203,553	54,783

25	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risk related to the use of financial instruments:

• Price risk.
• Foreign exchange rates.
• Interest rates.
• Credit risk.
• Liquid risk.

This note presents information about the exposure of the Company, its subsidiaries and jointly-controlled entities to the above risks, as well as the objectives of the Company's risk management policies, the polices and processes for the measurement and management of risk, and for capital management.

Risk management structure

The risks inherent to each type of business market are managed and monitored by the Company and, where applicable, risk committees are convened to discuss and determine the hedginge strategy of the company in accordance with its policies and guidelines. There is, in Raízen Energia, a Risk Committee that meets weekly to analyze the behavior of commodity markets (mainly sugar) and exchange rates, and to decide on the coverage position and sugar pricing strategy for export, seeking to reduce the adverse effects of changes in prices and exchange rates, as well as monitoring liquidity risk and counterparty risk (credit risk).

The Company, its subsidiaries and jointly controlled entities are exposed to market risks, of which the most significant are: (i) the volatility of the prices of sugar and ethanol, (ii) the

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

volatility of the exchange rate, and (iii) volatility in interest rates. The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

COMGÁS executed future exchange contracts and currency swap commitments at values equal to the cash flow exposure under trading. For all values above US$ 500,000, the minimum hedge to be contracted must be 75% of the notional value, according to internal policy.

As at December 31, 2012 and March 31, 2012, the fair values relating to transactions involving derivative financial instruments for hedging or other purposes were measured at market value (fair value) using observables such as quoted prices in active markets, or discounted cash flow based on market curves, and are presented below:

	Notional		Fair value
	December	March	December	March	Equity and
	31, 2012	31, 2012	31, 2012	31, 2012	P&l (*)
Raízen Energia S.A. Derivatives
Price risk
Commodities derivatives
Future agreements	990,432	1,194,225	108,096	24,378	108,096
Option agreements	-	8,954	-	782	-
			108,096	25,160	108,096
Exchange rate risk
Exchange rate derivatives
Future agreements	325,715	490,949	(374)	1,682	(374)
Term agreements	419,170	258,690	10,467	1,773	10,467
Lock exchange	106,895	256,381	2,715	3,402	2,715
			12,808	6,857	12,808
Interest rate risk
Interest derivatives
Interest hedges	1,196,179	318,868	(5,636)	(1,495)	(5,636)
			(5,636)	(1,495)	(5,636)

Total Raizen Energia			115,268	30,522	115,268
Cosan consolidated (50% Raízen Energia)			57,634	15,261	57,634

Comgás Derivatives
Exchange rate risk
Exchange rate derivatives
Swap agreements	997,073	-	160,443	-	160,443
Term agreements	267,415	325,029	8,312	(5,282)	8,312
			168.755	(5,282)	168,755
Total Cosan (including 50% Raízen, if applicable)			226,389	9,979	226,389
Assets			240,858	19,590	-
Liabilities			(14,469)	(9,611)	-

(*)	Values from the income statement calculated for the year ended December 31, 2012 only to outstanding derivative that date.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Price risk

This arises from the potential for fluctuations in the market prices of products sold by the Raízen Energia, mainly raw material sugar - VHP (sugar NY#11) and white sugar (London#5 and White Sugar). These fluctuations in prices can cause substantial changes in revenue. To mitigate these risks, Raízen Energia constantly monitors the markets, seeking to anticipate changes in prices. The consolidated derivative financial instrument positions taken to hedge the price risks of commodities are shown in the table below:

Price Risk - commodities derivatives opened in December 31, 2012
	Purchased /			Maturity	Notional	Notional	Fair value
Derivatives	sold	Market	Agreement	date	(unit)	(R$ thousand)	(R$ thousand)
Financial instruments contracted by Raízen Energia:
Composition of balances of derivative financial instruments designated in hedge accounting
Future	Sold	NYBOT	Sugar#11	Mar-13	488,922T	475,798	46,058
Future	Sold	NYBOT	Sugar#11	Jul-13	327,675T	316,455	25,049
Future	Sold	NYBOT	Sugar#11	Oct-13	398,088T	386,219	26,455
Future	Sold	NYBOT	Sugar#11	Mar-14	24,995T	24,753	1,579
Future	Sold	ICE	Sugar#5	Mar-13	4,750T	4,959	(124)
Sub-total sugar futures sold					1,244,430 T	1,208,184	99,017

Composition of balances of derivative financial instruments non-designated in hedge accounting
Future	Purchased	NYBOT	Sugar#11	Mar-13	(303,494T)	(266,106)	651
Future	Purchased	NYBOT	Sugar#11	May-13	(3,709T)	(3,366)	(91)
Future	Purchased	NYBOT	Sugar#11	Jul-13	(1,676T)	(1,535)	(44)
Future	Purchased	NYBOT	Sugar#11	Oct-13	(762T)	(707)	(18)
Future	Purchased	ICE	Sugar#5	Mar-13	(4,700T)	(4,911)	119
Sub-total sugar futures purchased					(314,341 T)	(276,623)	617
Sub-total of sugar					930,090 T	931,561	99,634

Future	Sold	BMFBovespa	Hydrated ethanol	Jan-13	9,270m³	11,036	(130)
Future	Sold	BMFBovespa	Hydrated ethanol	Feb-13	27,630m³	32,763	(166)
Future	Sold	BMFBovespa	Hydrated ethanol	Mar-13	21,720m³	25,854	(130)
Future	Sold	Platts Chicago Ethanol Asian Swap	Ethanol	Oct-13	-	-	1,406
Future	Sold	Platts Chicago Ethanol Asian Swap	Ethanol	Dec-12	-	-	296
Future	Sold	Platts Chicago Ethanol Asian Swap	Ethanol	Feb-13	-	-	860
Future	Sold	Platts Chicago Ethanol Asian Swap	Ethanol	Jan-13	-	-	913
Future	Sold	Platts Chicago Ethanol Asian Swap	Ethanol	Jul-13	-	-	711
Future	Sold	Platts Chicago Ethanol Asian Swap	Ethanol	Mar-13	-	-	1,200
Future	Sold	Platts Chicago Ethanol Asian Swap	Ethanol	Jan-13	-	-	(96)
Future	Sold	BMF Ethanol Euro Swap	Ethanol	Feb-13	-	-	(27)
Future	Sold	BMF Ethanol Euro Swap	Ethanol	Jan-13	-	-	(4)
Sub-total ethanol futures sold					58,620 m³	69,654	4,833

Future	Purchased	BMFBovespa	Hydrated ethanol	Jan-13	(4,950m³)	(5,764)	69
Future	Purchased	BMFBovespa	Hydrated ethanol	Feb-13	(4,260m³)	(5,018)	26
Future	Purchased	Platts Chicago Ethanol Asian Swap	Ethanol	Nov-12	-	-	94
Future	Purchased	Platts Chicago Ethanol Asian Swap	Ethanol	Dec-12	-	-	(981)
Future	Purchased	Platts Chicago Ethanol Asian Swap	Ethanol	Jan-13	-	-	(119)
Future	Purchased	Platts Chicago Ethanol Asian Swap	Ethanol	Nov-12	-	-	(16)
Future	Purchased	BMF Ethanol Euro Swap	Ethanol	Feb-13	-	-	(8)
Future	Purchased	BMF Ethanol Euro Swap	Ethanol	Jan-13	-	-	(2)
Sub-total ethanol futures purchased					(9,210 m³)	(10,782)	(937)

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Price Risk - commodities derivatives opened as at December 31, 2012
	Purchased /			Maturity	Notional	Notional	Fair value
Derivatives	sold	Market	Agreement	date	(unit)	(R$ thousand)	(R$ thousand)
Physical Fixed	Sold		Ethanol	Feb-13	-	-	1,735
Physical Fixed	Sold		Ethanol	Apr-13	-	-	1,161
Physical Fixed	Sold		Ethanol	Mar-13	-	-	7,099
Physical Fixed	Sold		Ethanol	Dec-12	-	-	27
Physical Fixed	Sold		Ethanol	Jan-13	-	-	2,281
Physical Fixed	Sold		Ethanol	May-13	-	-	989
Physical Fixed	Sold		Ethanol	Jun-13	-	-	159
Physical Fixed	Sold		Ethanol	Feb-13	-	-	(437)
Physical Fixed	Sold		Ethanol	Aug-13	-	-	(1,197)
Physical Fixed	Sold		Ethanol	Dec-12	-	-	(6)
Physical Fixed	Sold		Ethanol	Jan-13	-	-	(2,697)
Physical Fixed	Purchased		Ethanol	Feb-13	-	-	4
Physical Fixed	Purchased		Ethanol	Mar-13	-	-	27
Physical Fixed	Purchased		Ethanol	Dec-12	-	-	413
Physical Fixed	Purchased		Ethanol	Jan-13	-	-	766
Physical Fixed	Purchased		Ethanol	Feb-13	-	-	(4,516)
Physical Fixed	Purchased		Ethanol	Apr-13	-	-	(206)
Physical Fixed	Purchased		Ethanol	Dec-12	-	-	(148)
Physical Fixed	Purchased		Ethanol	Jan-13	-	-	(591)
Physical Fixed	Purchased		Ethanol	Jun-13	-	-	(297)
Sub-total ethanol physical fixed					-	-	4,566
Sub-total of ethanol					49,410 m³	58.871	8,462
Total goods					-	990,432	108,096

The fair values of these derivatives were measured using observable factors, such as quoted prices in active markets and, in some cases, by means of models whose assumptions are observable in the market.

Foreign Exchange risk

Foreign exchange risk arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by the Company, its subsidiaries and jointly-controlled entities for receiving export revenue from products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency. The subsidiaries and jointly-controlled entities use derivative transactions to manage the foreign exchange risk on cash flow coming from the export revenue denominated in US Dollars, net of any other cash flow denominated in foreign currency. In COMGÁS, the treasury policy determines the hedging of the principal and interest until the final maturity of the loan transaction, for at least 75% of the total gross value (notional value), being the instrument of protection (hedge) only swaps and forwards. The table below shows the consolidated positions as at December 31, 2012 of derivatives used to hedge exchange rates:

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Foreign exchange risk: foreign exchange derivatives outstanding at December 31, 2012
	Purchased /			Notional	Notional	Fair value
Derivatives	sold	Market	Agreement	(USD)	(R$ thousand)	(R$ thousand)
Financial instruments contracted by Raízen Energia:
Composition of balances of derivative financial instruments designated in hedge accounting
Term	Sold	OTC/Cetip	NDF	200,000	419,170	10,467
Sub-total Term sold				200,000	419,170	10,467

Composition of balances of derivative financial instruments non-designated in hedge accounting
Future	Sold	BMFBovespa	Commercial USD	870,000	1,805,269	4,432
Future	Sold	BMFBovespa	Commercial USD	154,000	440,802	1,530
Sub-total Future sold				1,024,000	2,246,071	5,962

Future	Purchased	BMFBovespa	Commercial USD	(716,000)	(1,494,591)	(4,855)
Future	Purchased	BMFBovespa	Commercial USD	(154,000)	(320,019)	(1,054)
Future	Purchased	BMFBovespa	Commercial USD	(154,000)	(25,867)	(99)
Future	Purchased	BMFBovespa	Commercial USD	(13,000)	(26,228)	(100)
Future	Purchased	BMFBovespa	Commercial USD	(13,000)	(26,611)	(116)
Future	Purchased	BMFBovespa	Commercial USD	(13,000)	(27,040)	(113)
Sub-total Future purchased				(1,063,000)	(1,920,356)	(6,337)

Exchange lock	Sold	OTC	Exchange lock	50,000	106,895	3,927
Exchange lock	Sold	OTC	Exchange lock	1,727	3,530	(139)
Exchange lock	Sold	OTC	Exchange lock	7,809	15,958	(354)
Exchange lock	Sold	OTC	Exchange lock	368	752	(31)
Exchange lock	Sold	OTC	Exchange lock	8,302	16,964	(423)
Exchange lock	Sold	OTC	Exchange lock	3,364	6,874	(264)
Sub-total exchange lock				71,570	150,973	2,716

Total of exchange lock				232,570	895,859	12,808

Financial instruments contracted by Comgás:
Composition of balances of derivative financial instruments designated in hedge accounting
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	(84,000)	(172,433)	(31,443)
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	(40,000)	(81,581)	(14,427)
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	(71,000)	(145,906)	(28,827)
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	(72,000)	(148,021)	(29,528)
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	(19,000)	(37,878)	(6,423)
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	(31,000)	(63,859)	(14,158)
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	(45,000)	(91,958)	(19,667)
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	(50,000)	(102,175)	(15,174)
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	(75,000)	(153,263)	(796)
Sub-total Swap purchased				(487,000)	(997,074)	(160,443)
Total of Swap				(487,000)	(997,074)	(160,443)

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Foreign exchange risk: foreign exchange derivatives outstanding at December 31, 2012
	Purchased /			Maturity	Notional	Notional	Fair value
Derivatives	sold	Market	Agreement	date	(USD)	(R$ thousand)	(R$ thousand)

Financial instruments contracted by Company - except JV
Composition of balances of derivative financial instruments non-designated in hedge accounting
Term	Purchased	OTC	NDF	Feb-13	6,188	12,504	230
Term	Purchased	OTC	NDF	Feb-13	4,197	7,546	1,085
Term	Purchased	OTC	NDF	May-13	6,188	12,739	140
Term	Purchased	OTC	NDF	May-13	4,197	7,696	1,022
Term	Purchased	OTC	NDF	Aug-13	6,188	12,997	54
Term	Purchased	OTC	NDF	Aug-13	4,197	7,859	962
Term	Purchased	OTC	NDF	Nov-13	6,188	13,256	(15)
Term	Purchased	OTC	NDF	Nov-13	4,197	8,032	904
Term	Purchased	OTC	NDF	Feb-14	6,188	13,521	(91)
Term	Purchased	OTC	NDF	Feb-14	4,197	8,190	859
Term	Purchased	OTC	NDF	May-14	6,188	13,743	(127)
Term	Purchased	OTC	NDF	May-14	4,197	8,340	823
Term	Purchased	OTC	NDF	Aug-14	6,188	14,002	(182)
Term	Purchased	OTC	NDF	Aug-14	4,197	8,507	779
Term	Purchased	OTC	NDF	Nov-14	6,188	14,261	(239)
Term	Purchased	OTC	NDF	Nov-14	4,197	8,666	741
Term	Purchased	OTC	NDF	Feb-15	6,188	14,497	(274)
Term	Purchased	OTC	NDF	Feb-15	4,197	8,813	716
Term	Purchased	OTC	NDF	May-15	6,188	14,726	(309)
Term	Purchased	OTC	NDF	May-15	4,197	8,942	702
Term	Purchased	OTC	NDF	Aug-15	6,188	15,003	(378)
Term	Purchased	OTC	NDF	Aug-15	4,197	9,089	677
Term	Purchased	OTC	NDF	Nov-15	6,188	15,254	(423)
Term	Purchased	OTC	NDF	Nov-15	4,197	9,232	656
Total Term purchased					124,620	267,415	8,312

As at December 31 and March 31, 2012, the Company, its subsidiaries and its jointly-controlled entities had the following net exposure to the exchange rate variations on assets and liabilities denominated in US Dollars:

	December 31, 2012		March 31, 2012
	R$	US$	R$	US$

Cash and cash equivalents	139,545	68,287	24,426	13,406
Restricted cash	38,485	18,833	45,976	25,232
Accounts receivable	179,935	88,052	164,681	90,380
Related parties (Shell)	-	-	436,362	239,483
Loans and long term debt	3,087,966	1,409,922	(2,730,076)	(1,498,314)
Foreign exchange exposure, net	3,445,931	1,686,289	(2,058,631)	(1,129,813)

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Hedge accounting effect

The jointly-controlled entity Raízen Energia formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the reason for taking the hedge and the relevant risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged against, (vi) a description of the hedging relationship (vii) a demonstration of the correlation between the hedge and the object of coverage, and (viii) the prospective analysis of the hedge’s effectiveness. The derivative financial instruments of Sugar # 11 (“NYBOT” or “OTC”) were designated to cover the price risk and the Non-Deliverable Forwards (“NDFs”) to cover exchange rate risk, as demonstrated in items of this Note.

The Company records gains and losses deemed effective for the purposes of hedge accounting in a specific account in other comprehensive income, until the object of coverage (the hedged item) affects the profit and loss. As at December 31, 2012, the amounts recorded in other comprehensive income related to hedge accounting were as follow:

			Expected period to affect P&L
Derivative	Market	Risk	2012/2013	2013/2014	Total

Future	OTC / NYBOT	#11	19,546	65,558	85,104
NDF	OTC / CETIP	USD	2,700	-	2,700
			22,246	65,558	87,804
(-) Deferred income tax			(7,563)	(22,291)	(29,854)
Effect on Raízen's equity			14,683	43,267	57,950

The effect of changes for the period to hedge accounting on the other comprehensive income of Cosan S.A. is shown below:

Cash flow hedge	2012

March 31, 2012	14,114
Gains/(losses) of cash flow hedges for the period:
Commodities futures and swap contracts	144,497
Forward agreements (NDFs) exchange	2,700
Reclassification adjustments for losses/gains included in income (sales revenue/financial result)	(80,779)
Total effect on equity adjustments resulting from hedge cash flow (before deferred income tax)	66,418
Effect of deferred income tax in equity adjustment	(22,582)
Net effect of the tax period	43,836
December 31, 2012	57,950

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Interest rate risk

The Company, its subsidiaries and jointly-controlled entities monitor the fluctuations in the variable interest rates in connection with certain debts, especially those related to of LIBOR, and make use of derivative instruments in order to minimize these risks. In July 2012, the Company held an intercompany swap operation, between Raízen Combustíveis and Raízen Energia, where Raízen Energia received a fixed rate in Dollars and paied 100% of CDI.

Price Risk: derivatives of interests open as at December 31, 2012
	Assets /		Maturity	Nocional	Nocional	Fair value
Derivatives	liability	Market	date	(USD)	(R$ thousand)	(R$ thousand)
Interest rate Swap	Libor 3M / fixed	OTC	Jan-16	175,000	357,613	(5,636)
Interest rate Swap	USD fixed / CDI	BMFBovespa	Feb-13	16,994	34,728	318
Interest rate Swap	USD fixed / CDI	BMFBovespa	Aug-13	16,717	34,162	118
Interest rate Swap	USD fixed / CDI	BMFBovespa	Feb-14	16,994	34,728	(146)
Interest rate Swap	USD fixed / CDI	BMFBovespa	Apr-14	92,949	189,942	(1,147)
Interest rate Swap	USD fixed / CDI	BMFBovespa	May-14	89,578	183,053	(1,323)
Interest rate Swap	USD fixed / CDI	BMFBovespa	Jun-14	88,932	181,732	(1,536)
Interest rate Swap	USD fixed / CDI	BMFBovespa	Jul-14	88,193	180,222	(1,745)
Sub-total interest rate Swap				585,357	1,196,180	(11,097)

Interest rate Swap Intercompany	USD fixed / CDI	BMFBovespa	Feb-13	(16,994)	(34,728)	(318)
Interest rate Swap Intercompany	USD fixed / CDI	BMFBovespa	Aug-13	(16,717)	(34,162)	(118)
Interest rate Swap Intercompany	USD fixed / CDI	BMFBovespa	Feb-14	(16,994)	(34,728)	146
Interest rate Swap Intercompany	USD fixed / CDI	BMFBovespa	Apr-14	(92,949)	(189,942)	1,147
Interest rate Swap Intercompany	USD fixed / CDI	BMFBovespa	May-14	(89,578)	(183,053)	1,323
Interest rate Swap Intercompany	USD fixed / CDI	BMFBovespa	Jun-14	(88,932)	(181,732)	1,536
Interest rate Swap Intercompany	USD fixed / CDI	BMFBovespa	Jul-14	(88,193)	(180,222)	1,745
Sub-total Interest rate Swap Intercompany				(410,357)	(838,567)	5,461
Total interest rate				175,000	357,613	(5,636)

Credit risk

A significant portion of the sales made by the subsidiaries and jointly-controlled entities are to a select group of best-in-class counterparties (i.e. trading companies, fuel distribution companies and large supermarket chains). In the subsidiary COMGÁS, it is corroborated that there is no concentration of credit for major consumers, with no one customer accounting for more than 10% of sales volume. Therefore, this risk is attenuated by selling to a large and diversified customer base.

Credit risk is managed through specific rules regarding client acceptance, including credit ratings and limits for customer exposure, including the requirement for a letter of credit from a major

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

bank and obtaining actual warranties on given credit, when applicable, Management believes that the credit risk is adequately covered by the allowance for doubtful accounts.

The Company buys and sells commodity derivatives on the futures and options markets on the New York Board of Trade (“NYBOT”) and the London International Financial Futures and Options Exchange (“LIFFE”), as well on the over-the-counter (“OTC”) market with selected counterparties. The Company and its jointly-controlled entities buy and sell foreign exchange derivatives on BM&FBOVESPA, and OTC contracts registered with CETIP (an OTC clearing house) with the banks Espírito Santo Investimento do Brasil S.A., Deutsche Bank S.A. - Banco JP Morgan S.A. and Banco Santander S.A. The derivatives for interest rate swaps, which protect against fluctuations in Libor, was contracted with Goldman Sachs do Brasil Banco Multiplo S.A. and the intercompany derivatives between Raízen Energia and Raízen Combustível were registered at BM&FBOVESPA with a broker as intermediary.

•	Guarantee margins

The Company's derivatives operations on commodity exchanges (NYBOT, LIFFE and BM&FBOVESPA) require an initial guarantee margin, and the brokers with which the Company operates on these commodity exchanges offer credit limits for these margins, As at December 31, 2012, the total credit limit used as the initial margin required by the NYBOT was R$ 35,948 (R$ 62,247 as at March 31, 2012). As a requirement to trade on BMF&BOVESPA, the Company posted on December 31, 2012, the amount of R$ 85,480 (R$ 76,436 as at March 31, 2012) as a guarantee in the form of a settlement bond issued by a first-class banking institution.

Liquid risk

Liquidity risk is the risk that the Company, its subsidiaries and jointly-controlled entities will encounter difficulties meeting the obligations associated with its derivative financial liabilities that are settled with cash payments or other financial assets. The approach of the Company, its subsidiaries and jointly-controlled entities to liquidity management is to ensure, as much as possible, that it always has sufficient liquidity to meet its obligations due, under normal and stress situations, without causing unacceptable losses or risking damage to the reputation of the Company, its subsidiaries and jointly-controlled entities.

Fair value

The fair value of financial assets and liabilities is included in the price at which the instrument could be exchanged in a current transaction between parties willing to negotiate, and not in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value.

Cash and cash equivalents, accounts receivable, accounts payable and other short-term obligations approximate their respective carrying values due largely to the short-term maturities of these instruments.

The fair value of marketable securities and bonds is based on price quotations on the date of the financial statements. The fair value of non-negotiable instruments, bank loans and other debts,

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

obligations under finance leases, as well as other non-current financial liabilities, are estimated using discounted future cash flow at the rates currently available for debt or similar deadlines and remaining.

The fair market values of Senior Notes due in 2014 and 2017, described in Note 17, at their market value are 113.9% and 111.51% respectively of the face value of the Notes as at December 31, 2012.

The fair market value of the Perpetual bonds described in Note 17 at their market value is 110.45% of its face value as at December 31, 2012.

of the fair market values of other loans and financing substantially approximate the amounts recorded in the financial statements, due to the fact that these financial instruments are subject to variable interest rates.

The fair value of financial assets available for sale, if any is obtained through quoted market prices in active markets.

The Company, its subsidiaries and jointly-controlled entities enter into derivative financial instruments with various counterparties, primarily financial institutions with investment grade credit ratings. The derivatives valued using valuation techniques and observable market data relate mainly to interest rate swaps, foreign exchange contracts and term contracts for commodities futures. The valuation techniques applied more often include pricing models for fixed-term contracts and swaps, with a present value calculation. The models incorporate various data, including the credit quality of counterparties, the rates of currency spot and forward contracts, interest rate curves and forward rate curves of the underlying commodities.

Fair value hierarchy

The Company, its subsidiaries and jointly-controlled entities use the following hierarchy to determine and disclose the fair values of financial instruments determined using technical evaluations:

•	Level 1 - quoted prices in a active market for identical assets and liabilities;

•	Level 2 - other techniques for which all of the data having a significant effect on the fair value recorded are observable, directly or indirectly;

•	Level 3 - techniques that use data having a significant effect on the fair value recorded that are not based on observable market data.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Assets and liabilities measured at fair value	Level 1	Level 2	Total

December 31, 2012
Warrants Radar	-	199,470	199,470
Derivative financial assets	62,176	178,682	240,858
Derivative financial liabilities	(8,315)	(6,154)	(14,469)

Total	53,861	371,998	425,859

March 31, 2012
Warrants Radar	-	140,821	140,821
Derivative financial assets	17,002	2,588	19,590
Derivative financial liabilities	(8,863)	(748)	(9,611)

Total	8,139	142,661	150,800

Sensitivity analysis

The following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company, its subsidiaries and jointly-controlled entities:

Assumptions for sensitivity analysis

For the analysis, the Company adopted three scenarios, one probable and two that may have effects the from impairment of the fair value of the financial instruments. The probable scenario was defined based on the sugar futures and US Dollar market curves as at December 31, 2012, which determines the fair values of the derivatives at that date. Stressed scenarios were defined based on adverse impacts of 25% and 50% on the sugar and Dollar price curvesyou are over-explaining here.

Sensitivity analysis

The following is the sensitivity analysis of the change in the fair value of the Company's financial derivatives, its subsidiaries and jointly controlled entities in the probable scenarios on consolidated version:

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

			Impacts on P&L (*)
		Probable	Variation	Variation
	Risk factor	scenario	scenario (25%)	scenario (50%)
Price Risk
Goods derivatives
Future contracts
Selling agreements	Increase in the sugar price	49,508	(138,610)	(277,223)
Purchasing agreements	Decrease in the sugar price	309	(34,596)	(69,190)
Selling agreements	Increase in the Hydrated Ethanol Price	(213)	(8,627)	(17,319)
Purchasing agreements	Decrease in the Hydrated Ethanol Price	47	(1,361)	(2,723)
Selling agreements	Increase in the Hydrated Ethanol Price	4,398	21,956	16,628

Exchange rate derivatives
Future contracts
Selling agreements	Increase in exchange rate R$/US$	2,981	(278,198)	(555,416)
Purchasing agreements	Decrease in exchange rate R$/US$	(3,168)	(235,024)	(471,331)
Term contracts
Selling agreements	Increase in exchange rate R$/US$	13,546	(61,837)	(115,063)
Lock exchange
Selling agreements	Increase in exchange rate R$/US$	1,963	(12,725)	(25,449)
Selling agreements	Increase in exchange rate R$/US$	(606)	(5,523)	(11,156)
Lock exchange
Swap contracts	Increase in exchange rate R$/US$		(255,564)	(511,127)
Indebtedness	Increase in exchange rate R$/US$		255,564	511,127
Net effect			-	-

Interest rate risk
Income derivatives
Swap contracts	Decrease in LIBOR Curve	(2,818)	(523)	(1,047)
Indebtedness CDI (COMGÁS)	Increase interest rate	(12,171)	(14,595)	(17,035)
Indebtedness TJLP (COMGÁS)	Increase interest rate	(91,220)	(104,198)	(116,938)
Derivative (COMGÁS)	Increase interest rate	(59,257)	(72,050)	(86,185)
Regulatory current account (COMGÁS) (*)		20,361	16,706	13,050

(*)	The exposure to foreign currency fluctuations are absorbed by the asset (liabilities), which are passed on to customers periodically in rate reviews.

Capital management

The Company's policy is to maintain a solid capital base to maintain the confidence of investors, creditors and the market, and ensure the future development of the business. Management monitors the return on capital, which the Company defines as the result of operating activities divided by total net equity, as well as monitoring the level of dividends to shareholders.

In COMGÁS, capital management is monitored using financial leverage ratios, involving cash generation (EBITDA), short-term debt and total debt.

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

26	Pensions and other post-employment benefit plans

	December	March
	31, 2012	31, 2012

Futura	29,812	34,725
Futura II and medical plan	2,815	2,587
Raíz Prev	597	-
COMGÁS	291,040	-
Total	324,264	37,312

(a)	Pension plan

Defined benefit

The Company's subsidiary Cosan Lubrificantes e Especialidades S.A. has a non-contributory defined benefit pension plan (Futura, formerly Previd Exxon) covering certain employees upon retirement. This plan was altered to allow its settlement and was approved by the relevant authority on May 5, 2011. The settlement is the process whereby the plan is closed to any new entrants, with the cessation of contributions, guaranteeing the participants a benefit that is in proportion to the rights they had accumulated under the plan up until March 31, 2011.

Defined contribution

Since June 1, 2011, the Company and its subsidiaries have sponsored a variable contribution plan for all employees (Futura II). The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed. During the period ended December 31, 2012 the amount of contributions totaled R$ 3,444.

Since June 1, 2011, the jointly-controlled entities have sponsored a defined contribution plan, for all employees (Raiz Prev). The jointly-controlled entities do not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed. During the period ended December 31, 2012 the amount of contributions totaled R$ 4,207.

The subsidiary COMGÁS offers a supplementary retirement plan, granted by a defined contribution program, through a Free Benefits Generator Plan (“PGBL”). During the period ended December 31, 2012, the amount of sponsors' contributions to the plan totaled R$ 4,437.

(b)	Healthcare

Healthcare benefits were granted to former employees of the subsidiary Comgás retirees and their dependents until May 31, 2000. After this date only employees with

Cosan Limited

Notes to the quarterly information

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

20 years of contributions to the INSS and 15 years of uninterrupted work with COMGÁS up to May 31, 2000 are entitled to this benefit, provided that on the date of grant of retirement they are still working at COMGÁS.

27	Share-based payments

At the shareholders’ meeting held on July 29, 2011, the guidelines for the stock option compensation plans for Cosan S.A.'s officers and employees were approved, authorizing the issue of up to 5% of shares of Cosan S.A.'s total capital. This stock option plan was designed to attract and retain officers and key employees, offering them the opportunity to become Cosan S.A. shareholders.

On August 18, 2011, Cosan S.A.'s board of directors approved the total stock option grant corresponding up to 12,000,000 common shares to be issued or treasury shares held by Cosan S.A., corresponding to 2.41% of the share capital at that time.

During the period ended December 31, 2012, R$ 9,971 had been recognized as expenses related to the stock option plan. The remaining contractual term of the weighted average for stock options remaining as at December 31, 2012 was 2 years.

The changes in the plan during the period were as follow:

		Weighted
		average
		exercise
	Share	price
September 30, 2012	9,825,000	22.80
Stock options exercised	(635,000)	(23.11)
December 31, 2012	9,190,000	23.29

Independent auditor’s report on review of quarterly information (Prior period)

The Shareholders, Board of Directors and Officers
Cosan Limited
Bermuda

Introduction

We have reviewed the accompanying consolidated interim financial information, contained in the Quarterly Financial Information (ITR) of Cosan Limited, comprising the statement of financial position and the related statements of income, comprehensive income for the three-month and nine-month periods ended December 31, 2011, changes in equity and cash flows for the nine-month period ended December 31, 2011, including the explanatory notes.

Management is responsible for the consolidated interim financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with specific rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of quarterly information (ITR), consistently with the rules issued by the Brazilian Securities Commission (CVM).

São Paulo, February 28, 2013

ERNST & YOUNG TERCO
Auditores Independentes S.S.

Luiz Carlos Nannini	Antonio C. M. Lage
Accountant CRC-1SP171638/O-7	Accountant CRC-1MG077995/O-1-S-SP

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	March 6, 2013	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer